FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Management Message

São Paulo, September 24, 2014.

Dear Shareholder,

In the light of the Call Notice published September 24th, 25th and 26th 2014, in reference to the Annual Shareholders’ Meeting we would like to underscore the importance of your participation in said meetings, which will be held on October 27th, 2014. It is extremely important that at the General Meeting we are able to decide, (1.)  in annual general meeting: (1.1.) examine the management accounts, analyze, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on June 30th, 2014, including the Independent Auditors’ opinion and the Fiscal Council Report; (1.2.)  to resolve on the allocation of the financial result (loss) of the fiscal year ended on June 30th, 2014 and  non-distribution of dividends; (1.3.)  set the Company’s management annual overall compensation for the fiscal year initiated on July 1st, 2014; and, (1.4.)  the election of the effective and alternate members of the Company’s Fiscal Council, as well as set the compensation of the elected members.

For this reason, and through this additional communication, we are providing you with following supplemental and clarificatory information regarding the matters on the agendas for the Annual and Special Meeting to be held on October 27th, 2014:

(1.1) Financial Statements. The Management of BrasilAgro recommends that you vote in favor of approving the Management Report and the Financial Statements  together with the independent auditors’ and the Fiscal Council’s reports for the year ended June 30, 2014, which are available on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

(1.2.) Allocation of the financial result (loss) for the fiscal year ended June 30, 2014. The Management of BrasilAgro recommends that you vote to approve the proposal to allocate the loss reported for the fiscal year ended June 30, 2014, as follows:

Result (Loss) for the Year (after IR and CSLL deduction): Earnings Reserve:	R$ (13,362,447.54) R$ 1,961,130.65
Legal Reserve:	R$ 412,869.61
Accumulated Loss after absorption by reserves above:	R$ (10,988,444.43)

We would also like to mention that the currently proposed allocation is clearly reflected in the Financial Statements prepared by the Company’s management, which have already been widely reported as required by applicable legislation.

(1.3.) Management Compensation. The Management of BrasilAgro recommends that the maximum annual global compensation of the Company’s managers for the fiscal year started on July 1, 2014, be set at up to R$ 9.500.000,00 including all benefits and any amounts for representation, with Board of Directors having authority to subsequently set the amounts to be paid to each manager, taking into consideration their duties, abilities, professional reputation and the market value of their services.

(1.4.) Election of the Fiscal Council effective and alternate members and their compensation The Management of BrasilAgro recommends that its shareholders vote in favor of the election of Messrs. FABIANO NUNES FERRARI, CPF: 186.583.958-20, Age: 40, Fabiano Nunes Ferrari holds a Law degree from the Catholic University of São Paulo (PUC-SP), a specialist degree in Corporate Law from the Catholic University of São Paulo (PUC-SP) and is a partner at Suchodolski Law Firm, specialized in the fields of Corporate Law, International Law, Foreign Investments, Mergers and Acquisitions and Contracts and Agreements. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. Formerly a lawyer at the Bryan Cave LLP law firm in New York. Also a member of the International Bar Association; GABRIEL HERSCOVICI JUNQUEIRA, CPF: 176.635.488-25, Age: 27, Gabriel Herscovici Junqueira holds a Bachelor of Laws degree and a Master of Civil Procedural Law degree from the University of São Paulo (USP). He is trained in accounting by the Getúlio Vargas Foundation and in negotiation by the Harvard Negotiation Institute. He is an associate attorney at Suchodolski Law Firm, where he specializes in the fields of International Law, Corporate Law, Civil Law and Litigation, with emphasis on alternative dispute resolution techniques. Also serves as arbitrator at ArbitraNet; and MARCOS PAULO PASSONI, CPF: 121.746.898-63, Age: 40, Marcos Paulo Passoni holds Law degree from Catholic University of São Paulo (PUC-SP), and holds Master’s degree in Diffuse Rights from Unimes. An associate attorney at Suchodolski Law Firm, he specializes in the fields of Civil Law and Litigation. He was member of board of OAB-SP. Also is professor of Civil Litigation Procedure in the Superior School of Advocacy for effective members and of Messrs. DANIELA GADBEN, CPF: 223.422.038-61, Age: 36, Daniela Gadben holds a Law degree from the University of São Paulo (USP) and a LLM degree from the London School of Economics and Political Science. An attorney at Suchodolski Law Firm, acting in the fields of Corporate Law and International Law; IVAN LUVISOTTO ALEXANDRE, CPF: 307.599.448-06, Age: 31, Ivan Luvisotto Alexandre holds a Law degree from the University of São Paulo (USP), a specialist degree in Accountability applied to Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP), as well as a specialist degree in Information Technology Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP). As a partner at Suchodolski Law Firm, with extensive experience in corporate planning and consultancy, M&As, international agreements and transactions, he has assisted Brazilian and foreign companies in structuring their investments in Brazil and abroad. Also is the Legal Director of the Brazil-Israel Chamber of Commerce and Industry since 2010; and ROBERTO BEDRIKOW, CPF: 089.427.188-17, Age: 52, Roberto Bedrikow holds a Law degree from the University of Geneva, Switzerland and the University of São Paulo (USP), as well as a LLM degree from the University of Law of Leicester, England. An attorney at Suchodolski Law Firm, he specializes in International Law, Agreements, International Labor Law and Digital Law (electronic certification) for alternate members of the Company’s Fiscal Council, for unified mandates to be ended at the Annual General Meeting approving the financial statements for the year ended June 30, 2015.

The Management of Brasilagro further recommends that the compensation of the effective members of the Company’s fiscal council, is equivalent to at least 10% (ten per cent) of the average one attributed to each officer, not computing benefits, representation amounts and profit sharing, in addition to the mandatory reimbursement of expenses for the locomotion and stay necessary for their duties performance, as set forth in Law 6.404/76.

The Meeting Call Notice in reference to the Annual and Extraordinary General Meeting to be held on October 27th, 2014, can also be viewed on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

As a shareholder, you may exercise your right to vote at the above-mentioned General Annual and Extraordinary Shareholders’ Meeting by appearing in person at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, located at Avenida Faria Lima, No 1.309, fifth floor, São Paulo, at 2.30 p.m. on October 27th, 2014, or through use of a duly designated legal proxy.

Supplementary Documents

We present below the supplementary documents for the analysis of matters included in the agenda of the Meeting to be held on October 27th., 2014.

Annex I – Management Comments on the Company’s Financial Position, pursuant to item 10 of the Reference Form.

Annex II – Information pointed out in item 13 of the Reference Form, due to the proposal on the determination of the Company’s management compensation.

Annex III – Information pointed out in annex 9-1-II to CVM Instruction 481, due to the proposal on the allocation of income (loss) for the year ended June 30, 2014 and non-dividends distribution.

Annex IV – Information pointed out in items 12.6 to 12.10 of the Reference Form, due to the proposal on the election of the members of the Company’s Fiscal Council.

It is available at the Company’s site (www.brasil-agro.com) and at CVM site (www.cvm.gov.br) the Form of Standardized Financial Statements, comprising:

•                     Management Report

•                     Financial Statements

•                     Independent  Auditors’ Report

•                     Fiscal Council Opinion

If you have any questions or concerns, please contact us by phone at (55-11) 3035-5374  or via e-mail at ri@brasil-agro.com.

Eduardo S. Elsztain                                                                      Julio Cesar de Toledo Piza Neto

    Chairman of the Board of Directors                                           CEO and Investor Relations Officer

Annex I – Management Comments on the Company’s Financial Position, pursuant to item 10 of the Reference Form

Management’s Analysis and Discussion on the Financial Condition and Operating Results

10.1 – General financial and equity positions

The items below were assessed and commented by our Directors:

a. General financial and equity positions

Our directors believe we are the Brazilian leaders on acquisition, development and sale of agricultural properties with high valuation potential.  Since the beginning of operations in 2006, the Company has been showing high growth levels, not only in operations, but also in financial results.

In the year ended June 30, 2014, we closed the year with Net Revenue of R$165.0 million and Adjusted EBITDA of R$4.4 million.

As of June 30, 2014, our indebtedness was basically composed by loans, financing with development banks and acquisitions payable on four rural properties, keeping the same indebtedness profile noticed in the years ended June 30, 2013 and 2012.

Our Directors believe that we present solid equity and financial conditions to keep our business plan, develop our activities and fulfill our short and medium term obligations, with access to financing sources.

Our calendar year stars on July 1 of each year and ends on June 30 of the following year.

Our fiscal year follows the calendar year.

Our Directors believe that we our capital structure is adequate for our operations and that we have proper indebtedness level.

Main Financial Indicators

Statement of Income ( thousands R$ )	2014	2013	2012
Sales of Grains	95,896	128,941	112,408
Sales of Sugarcane	39,406	62,583	41,260
Leasing	1,143	1,261	513
Sale of Farms	33,737	122,713	26,100
Other Revenues	1,730	1,253	359
Sales Deductions	(6,861)	(8,391)	(8,322)

Net Revenue	165,051	308,360	172,318
Change in fair value of biological assets	1,092	2,289	(417)
Agriculture provision reversal post-harvest campaign.	(2,043)	1,659	(2,663)
Net Revenue	164,100	312,308	169,238
Cost of sales	(138,535)	(170,643)	(136,447)
Cost of sales of Farm	(11,892)	(67,898)	(13,113)
Gross profit (loss)	13,673	73,767	19,678
Selling expenses	(10,239)	(14,028)	(4,015)
General and Administrative	(30,378)	(29,233)	(28,892)
Other operating income (expenses)	285	(3,539)	10
Financial income (loss) net	(1,560)	(591)	(6,226)
Financial Income	40,051	38,000	26,466
Financial Expenses	(41,611)	(38,591)	(32,692)
Equity pick-up	(704)	-	-
Profit (loss) before income and social contribution taxes	(28,923)	26,376	(19,445)
Income and social contribution taxes	15,561	2,351	12,845
Net income (loss) for the year	(13,362)	28,727	(6,600)

Main Operating Indicators.

Activity	Harvest-Year
	13/14	12/13	11/12
Transformation
Opening	13,000	11,805	13,742
Total transformed area	13,000	11,805	13,742

Harvest
Grains	67,822	60,063	53,354
Sugarcane	8,892	9,198	9,000
Pasture	6,425	6,572	5,100
Total harvested area	83,139	75,833	67,454

b. Capital structure and possibility of redemption of shares or quotas, indicating:

Our Directors believe that our capital structure is appropriate to supply our needs, since our net equity was R$583.9 million at June 30, 2014, R$586.9 million at June 30, 2013 and R$558.9 million at June 30, 2012.

 At June 30, 2014, our capital structure comprised basically loans and financing with development banks and immediate liquidity financial investments, keeping the same capital structure for the year ended June 30, 2013 and 2012.

The table below shows the development of our capital structure, separating into two essential elements  (i) third party capital ; and (ii) own capital. As a consequence, we have an analysis of payment capacity of the long and short term liabilities, as well as it identifies the main capital source of our Company.

	Year ended
(in thousands of R$)	06/30/2014	06/30/2013	06/30/2012
Third party capital (Current and long term liabilities)	244,476	183,845	176,794
Own capital (Equity)	583,906	586,985	558,968
Total Capital	828,382	770,830	735,762
Third party capital / Total capital	30%	24%	24%
Own capital/Total capital	70%	76%	76%

i. Events of redemption and ii. Calculation formula of redemption amount

There is no event of redemption of our shares issued, in addition to the ones legally forecast and, therefore, there is no calculation formula of the redemption amount

c. Payment capacity in relation to the financial commitments assumed

Our directors believe that we have payment capacity of our financial commitments for the next 12 months. At June 30, 2014, the available balance linked to the capital structure characterized by low indebtedness shows sufficient capacity to pay our financial commitments in the following 12 months.

At June 30, 2014, our cash and cash equivalents amounted to R$ 86.7 million and in the years ended June 30, 2013 and 2012, was, respectively, R$75.7 million and R$67.5 million. At the same dates, our short and long term loans and financing, corresponded to R$120.1 million, R$101.9 million and R$94.4 million, respectively.

d. Financing sources for working capital and investments in non-current assets

Our Directors believe that the Company’s operating cash generation is sufficient to fulfill with the working capital and current liabilities obligations. In the years ended June 30, 2012, 2013 and 2014, we had no liquidity deficiencies for the contracting of financing to cover them. We have no pre-approved line to contract working capital loan to cover liquidity deficiency.

Should there be possible mismatches of available funds with the amounts falling due in the short term, we believe that we have conditions to issue marketable securities for obtaining via capital market.

e. Financing sources for working capital and investments in non-current assets intended to use to cover liquidity deficiencies

We intend to keep our debt profile preferring short and long term financing, with development banks and/or governmental development bodies, which provide costs more attractive than those practiced in the market as was kept in the years ended June 30, 2014, 2013 and 2012.

In case of need, we may conduct other financial operations with Market financial institutions to strengthen our cash position.

f. Indebtedness levels and their characteristics

i. significant loans and financing contracts

The table below shows our short and long term loans and financing in the years ended June 30, 2014, 2013 and 2012.

Loans and Financing (thousands R$	Annual interest and charges - %	06/30/2014	06/30/2013	06/30/2012
Short term
Agricultural cost financing - BNB	7,23 and10,69	44.712	31.403	29.432
Cremaq and Jaborandi Project financing - BNB	7,23	12.742	7.845	10.941
Machinery and equipment financing - FINAME	5,50 to 8,70	1.814	2.164	2.694
Sugarcane financing Itaú	TJLP + 3,00 to 3,10	2.985	3.517	-
		62.253	44.929	43.067

Long term
Sugarcane financing Itaú	TJLP + 3,10	1.610	4.287	7.869
Machinery and equipment financing - FINAME	5,50 to 8,70	1.056	2.769	5.358
Cremaq and Jaborandi Project financing - BNB	7,23 and SELIC/TJLP + 4,45	55.243	49.868	38.067
		57.909	56.924	51.294
Total		120.162	101.853	94.361

Short Term Indebtedness

At June 30, 2014, our indebtedness was R$62.5 million, at June 30, 2013 R$44.9 million; and at June, 2012, R$43.1 million.

 Long Term Indebtedness

At June 30, 2014, our long term indebtedness was R$57.9 million; at June 30, 2013, R$56.9 million; and at June 30, 2012, R$51.3 million. Most of our indebtedness comprises loan and financing with development banks and/or governmental development bodies, through direct or indirect transfers whose rates are believed to be more advantageous before the rates practiced in the market. For explanation of the indirect transfer mechanism, see item below.

At June 30, 2014, 2013 and 2012, respectively, the balance of loans and financing was R$120.1 million, R$101.9 million and R$94.4 million.

The table below presents our significant loans and financing in relation to the indebtedness as of June 30, 2014.

Type of Credit Operation	Creditor/Distributing agent	Disbursed amount	Outstanding balance	Financial charges	Maturity	Current	Non- Current
BNDES Automático	Banco Itaú BBA S.A.	8,382	4,595	TJLP + 3.00% to 3.10% p.a.	15/07/2015	2,985	1,610
Short term financing	Banco do Nordeste do Brasil S.A. – BNB	42,223	44,712	7.23% and 10.69% p.a.	12/10/2013	44,712	-
BNDES Automático	Banco do Nordeste do Brasil S.A. – BNB	7,912	2,870	5.50% to 8.70% p.a.	15/11/2016	1,814	1,056
Long term financing	Banco do Nordeste do Brasil S.A. – BNB	19,709	27,143	7.23% p.a.	28/10/2021	7,661	19,482
Long term financing (Jaborandi Ltda)	Banco do Nordeste do Brasil S.A. – BNB (Jaborandi Ltda)	35,526	40,842	7.23% and SELIC/TJLP + 4.45% p.a.	14/07/2019	5,081	35,761

The table below presents our significant loans and financing in relation to the indebtedness at June 30, 2013.

Type of Credit Operation	Creditor/Distributing agent	Disbursed amount	Outstanding balance	Financial charges	Maturity	Current	Non- Current
BNDES Automático	Banco Itaú BBA S.A.	15,943	7,804	TJLP + 1.95% and 3.1% p.a.	15/07/2015	3,517	4,287
Short term financing	Banco do Nordeste do Brasil S.A. – BNB	30,346	31,403	5.5% and 8.5% p.a.	12/10/2013	31,403	-
BNDES Automático	Banco do Nordeste do Brasil S.A. – BNB	9,659	4,934	TJLP + 4.5% and 8.7% p.a.	15/11/2016	2,165	2,769
Long term financing	Banco do Nordeste do Brasil S.A. – BNB	25,533	28,715	7.23% p.a.(1)	28/10/2021	3,325	25,390
Long term financing (Jaborandi Ltda)	Banco do Nordeste do Brasil S.A. – BNB (Jaborandi Ltda)	26,342	28,997	7.23% p.a.(1)	14/7/2019	4,519	24,478

(1)            Upon considering discount for payment of 15%, final = 7.23%p.a.

The table below presents our significant loans and financing in relation to the indebtedness at June 30, 2012.

Type of Credit Operation	Creditor/Distributing agent	Disbursed amount	Outstanding balance	Financial charges	Maturity	Current	Non- Current
BNDES Automático	Banco Itaú BBA S.A.	15,943	11,741	TJLP + 1.95% and 3.1% p.a.	15/07/2015	3,872	7,869
BNDES Automático	Banco do Nordeste do Brasil S.A. – BNB	23,771	24,236	6.16% and 13.7% p.a.	19/01/2013	24,236	-
BNDES Automático	Banco do Nordeste do Brasil S.A. – BNB	11,930	8,053	TJLP + 1.95% and 10% p.a.	15/11/2016	2,695	5,358
Long term financing	Banco do Nordeste do Brasil S.A. – BNB	25,533	29,020	7.23% p.a.(1)	28/10/2021	6,982	23,038
Long term financing (Jaborandi Ltda)	Banco do Nordeste do Brasil S.A. – BNB (Jaborandi Ltda)	17,280	19,987	7.23% p.a.(1)	14/7/2019	3,958	16,029
Harvest WK	Banco Itaú BBA S.A.	1,300	1,324	6.75% p.a.	31/08/2012	1,324	-

(1) Upon considering discount for payment of 15%, final rate = 7,23%p.a.

ii. other long term relationships with financial institutions

In the years ended June 30, 2014, 2013 and 2012,we had no other long term relationships with financial institutions, other than the ones already mentioned above

iii. subordination degree between debts

There is no contractual subordination degree between our unsecured liabilities. The debts guaranteed with real guarantee count on the preferences and prerogatives established in law.

iv. possible restrictions imposed to the issuer, particularly, in relation to indebtedness limits and contracting of new debts, to the dividends distribution, to the disposal of assets, to the issue of new marketable securities and to the sale of corporate control

In the financing and loans assumed, except for the financing and loans contracted from Banco do Nordeste do Brasil – BNB, the financial agent may consider as anticipated and automatically due our obligations in the event of change in the direct or indirect control, of the Company, without the previous and express authorization of the financial agent.

In the years ended June 30, 2012, 2013 and 2014, no act or fact granting the Financial Agent of our loans and financing the right to consider early and automatically due our financial obligations, occurred.

g. Limits for the use of already contracted financing

We approve and contract loans and financing on an individual basis for each project. These loans and financing are approved by our Directors, being the amount lower than R$700 thousand and in the event of exceeding such amount, with the ratification of our Board of Directors.

Our directors believe that such loans and financing whose disbursements occur in accordance with a financial physical chronogram (as highlighted in item 10.1 (f)’i’) better meet our cash need.

In the years ended June 30, 2014, 2013 and 2012, once all the events forecast in the mentioned financial chronograms occurred, we used 100% of the resources available in the contracted loans and financing. For additional information on these loans and financing, see item 10.1.

h. Significant changes in each item of the financial statements

The summary of our financial statements for the years ended June 30, 2012, 2013 and 2014, was extracted from our financial statements prepared under our management’s responsibility, in accordance with the accounting practices adopted in Brazil.

This financial information properly reflects the result of our operations and our financial and equity position in the related period and which have been audited by independent auditors, in accordance with the auditing standards applicable in Brazil.

MAIN LINES OF OUR INCOME STATEMENT

Revenue

Our operating revenue arises mainly from (i) sale of grains (comprising soybean, corn, rice, cotton and sorghum); and (ii) sugarcane and other agricultural products.

Taxes on sales

The taxes on sales vary depending on the target market of our production, as follows.

The incidence of taxes on revenue depends on the product and Market. The main taxes are as follows:

Tax	Direct export	Sale to Importer/Exporter	Domestic Market
ICMS	Non Levying	Non Levying	Levying
PIS	Non Levying	Non Levying	Levying
COFINS	Non Levying	Non Levying	Levying
FUNRURAL	Non Levying	Levying	Levying

ICMS (Value Added Tax on Sales and Services): ICMS is a state tax levying on the price of a product at an average rate of 17% for transactions within the state and from 7% to 12% for transactions through the states. The ICMS payments are not applicable to goods and services for export.

Social Integration Program (Social Integration Program, or PIS) and Social Contribution on Revenues (or COFINS): The payments of PIS and COFINS levying at (i) 0.65% and 3.0% of gross revenue, respectively (cumulative) or (ii) 1.65% and 7.6%, respectively, after certain deductions (non-cumulative), depending on the business and nature of the earned revenue, among other factors. At March 31, 2012, we and Jaborandi Agrícola Ltda. were subject to non-cumulative taxation for such payments, and our other subsidiaries were subject to cumulative taxation. PIS and COFINS payments do not apply to goods and services for export, or sales to import/export companies located in Brazil. Since we sell our entire soybean production to such companies, such activities are not subject to the payment of PIS or COFINS . Brazilian law also exempts from PIS and COFINS payment the sale of sugarcane for an entity that produces ethanol or bio fuel.

 Rural Workers’ Assistance Fund (or FUNRURAL): Agricultural workers are subject to a tax from 2.3% to 2.85%, levying on total production sold. FUNRURAL is not paid on goods and services for export, but applies on sales for import/export companies located in Brazil.

Gain (loss) on sales of farms

Upon the sale of investment proprieties, as our farms, we recognize a gain (loss) for the difference between the proceeds from sale and the book value of the property sold, in the income statement. We recognize our investment properties at cost.

Gain (loss) on the fair value of biological assets

Our biological assets correspond mainly to our harvests of soybean, corn, sorghum, cotton and sugarcane and are measured at fair value less selling expenses. These crops are cultivated not only to obtain non real estate revenue, but also as means of increasing the real estate amount of the agricultural properties.

The agricultural production from our soybean, corn, sorghum and cotton harvests is harvested after a period of time ranging from 110 to 180 days after plantation, depending on the harvest, variety, geographical location and weather conditions.

The sugarcane harvest has a productive cycle of five years, from the first harvest, and accordingly, it is classified as long term biological asset.

The fair value of biological assets is determined upon the initial recognition and at each subsequent reporting date until the harvest. The gain or loss on the variation of the fair value of biological assets is determined as the difference between the fair value of biological assets compared to the cost incurred in the plantation and harvest of such biological assets. The fair value is measured based on the selling price of the harvests, determined based on the Market price of similar harvests in their present stage of growth, if such price can be determined, less the cost to sell at the harvest time. If the selling price of harvest cannot be determined, then, the fair value is determined based on the present value of future cash flows, which should be generated by the assets. The gain or loss is recognized at the income statement at the time of the initial planting until the time of harvest.

Impairment of net realizable value of agricultural products after harvest

A provision for impairment of inventories regarding to the Market value of agricultural products is recognized when the fair value recorded in inventories is higher than the net realizable value. The net realizable value is the estimated selling price in the business ordinary course, less the estimate selling price and selling expenses.

Cost of sales

The cost of sales for sugarcane and grains includes: (i) the historical cost of inventories including costs of raw material as seeds, fertilizers, pesticides, fuel and lubricants, as well as Manpower, maintenance of agricultural machinery and equipment, depreciation and amortization and (ii) the difference between such historical cost and the fair value of grains and sugarcane at the harvest time.

Operating revenue (expense)

•              Selling expenses: selling expenses refer mainly to shipment, storage, commissions, classification of products and other related expenses.

•          General and administrative expenses: refer mainly to personnel, lawyers, depreciation and amortization, leasing payments, and expenses related to our headquarter.

Financial income and expenses

Financial income and expenses consist mainly of interest of financing investments, monetary variations, interest on financial assets and liabilities and realized and unrealized gains (losses) with derivative financial instruments.

Current and deferred income tax and social contribution

Current and deferred income tax and social contribution refer mainly to taxes on net income. We and our subsidiary Jaborandi Agrícola Ltda. calculate such taxes on the taxable income regime, with maximum rate of 34%, consisting of: (i) income tax at 15% rate on profit; (ii) additional income tax of 10% levying on profit exceeding R$240,000 per annum; (iii) social contribution on net income, at a rate of 9%; and (iv) deferred income and social contribution taxes.

Our other subsidiaries calculate such taxes on the presumed profit regime, consisting of: (i) payment of income tax and social contribution, at a rate of 15% (plus 10% additional for amounts above R$240,000 per annum) and 9%, respectively, levying on 8% and 12%, respectively of property sales; (ii) payment at a predetermined rate levying on 32% of leasing and services; and (iii) payments levying on other revenues and capital gains.

INCOME STATEMENT

Income Statement (thousands R$)	2014	AV 2014 (%)	2013	AV 2013 (%)	AH 2014/2013 (%)
Grains revenue	95.896	58,1%	128.941	41,8%	-25,6%
Sugarcane revenue	39.406	23,9%	62.583	20,3%	-37,0%
Leasing	1.143	0,7%	1.261	0,4%	-9,4%
Sale of Farm	33.737	20,4%	122.713	39,8%	-72,5%
Other Revenues	1.730	1,0%	1.253	0,4%	38,1%
Sales Deductions	(6.861)	-4,2%	(8.391)	-2,7%	-18,2%
Net Sales	165.051	100,0%	308.360	100,0%	-46,5%
Change in fair value of biological assets	1.092	0,7%	2.289	0,7%	-52,3%
Agriculture provision reversal post-harvest campaign.	(2.043)	-1,2%	1.659	0,5%	n.a
Net Revenue	164.100	99,4%	312.308	101,3%	-47,5%
Cost of sale of agricultural products	(138.535)	-83,9%	(170.643)	-55,3%	-18,8%
Cost of sale of farm	(11.892)	-7,2%	(67.898)	-22,0%	-82,5%
Gross profit (loss)	13.673	8,3%	73.767	23,9%	-81,5%
Selling expenses	(10.239)	-6,2%	(14.028)	-4,5%	-27,0%
General and Administrative	(30.378)	-18,4%	(29.233)	-9,5%	3,9%
Other Operating Revenue/Expenses	285	0,2%	(3.539)	-1,1%	n.a
Financial Income (Expenses), Net	(1.560)	-0,9%	(591)	-0,2%	164,0%
Financial Income	40.051	24,3%	38.000	12,3%	5,4%
Financial Expenses	(41.611)	-25,2%	(38.591)	-12,5%	7,8%
Equity Pick up	(704)	-0,4%	-	0,0%	n.a
Profit (loss) before Income Tax and Social Contribution	(28.923)	-17,5%	26.376	8,6%	n.a
Income Tax and Social Contribution	15.561	9,4%	2.351	0,8%	561,9%
Net Income (loss) for the Year	(13.362)	-8,1%	28.727	9,3%	n.a

In the comments below, the percentage variations were computed based on balances expressed in millions of reais.

Consolidated Income Statement – comparison of years ended June 30, 2014 and 2013

The gross revenue decreased 54.3 million, from R$185.6 million in the year ended June 30, 2013 to R$131.3 million in the year ended June 30, 2013. This decrease was mainly due to:

i.              Revenue from sale of grains: the revenue from sale of grains decreased R$31.5 million, from R$123.9 million during the year ended June 30, 2013 (reflecting sales of 170,000 tons) to R$92.4 million in the year ended June 30, 2014 (reflecting sales of 122,863 tons). This decrease in the revenue from sale of grains is mainly due to the decrease in the quantity produced in relation to the prior year. The revenue from sale of grains at June 30,2013 recorded less growth than in prior years, as a consequence of the decrease in the yields of soybean and corn, due to severe drought in the Northeast farms, particularly in Bahia, which have directly impacted on the improvement of grains revenue; and

ii.         Revenue from sale of sugarcane: the revenue from sale of sugarcane decreased R$22.8 million, from R$61.0 million (reflecting sales of 1,048,00 tons) in the year ended June 30, 2013 to R$38.2 million (reflecting sales of 570,820 tons) in the year ended June 30, 2014. The decrease in the quantity of tons of sugarcane sold in the period, refers, mainly, to the difference in the period of harvest, which in the previous harvest was concentrated between the months of June and October 2012 and in the present harvest from April to September 2013.

	Planted area		Productivity		Revenue
	(hectare)		(tons)		(thousands of R$ )
	2014	2013	2014	2013	2014	2013
Grains	59,271	60,063	122,863	170,002	92,385	123,927
Sugarcane	8,892	9,198	570,820	1,048,000	38,235	61,022

Gain from sale of farms

The gain from sale of farms decreased R$32.9 million, from R$54.8million in the year ended June 30, 2013 to R$21.8 million in the year ended June 30, 2014. The decrease was due to the revenue from sale of farms of R$ 122.7 million in 2013 (sale of Horizontina Farm and of areas of Araucária and Cremaq farms), in comparison to R$ 33.7 million in 2014 (sale of areas of Araucária Farm).

Change in the fair value of biological assets and agricultural products

The change in the fair value of biological assets and agricultural products decreased from a profit of R$2.3 million in the year ended June 30, 2013 to a profit of R$1.1 million in the year ended June 30, 2014. The gains and losses from biological assets and agricultural products with sugarcane are impacted by the difference between the harvest-year of the sugarcane (April to November) and the Company’s accounting year (July to June). In addition, in the year ended June 30, 2014, we were impacted by the drop in productivity, due to the aging of the sugarcane crop.

(Impairment) reversal of impairment of net realizable value of post-harvest agricultural products

Impairment to net realizable value of post-harvest agricultural products decreased from a profit of R$1.6 million in the year ended June 30, 2013 to a loss of R$2.0 million in the year ended June 30, 2014. Such variations result from the difference in the price of grains inventories at the harvest time until the closing of the related accounting period.

Cost of sales

The costs of sales decreased R$32.1 million, to R$138.5 million in the year ended June 30, 2014, from R$170.6 million in the year ended June 30, 2013, mainly due to:

i.              Cost of grains sold: our average cost per ton of grains sold increased R$189.02 per ton., from R$629.39 per ton. (corresponding to 170,000 tons at a total cost of R$106.9 million) in the year ended June 30, 2013 to R$818.42 per ton. (corresponding to 122,863 tons at a total cost of R$100.5 million) in the year ended June 30, 2013.

ii.             Cost of sugarcane sold: our average cost per ton of sugarcane sold was R$58.4 per ton. (corresponding to 1,048,000 tons at a total cost of R$61.2 million) in the year ended June 30, 2013 and R$60.9 per ton. (corresponding to 570,820 tons at a total cost of R$34.7 million) in the year ended June 30, 2014.

Gross profit

For the above mentioned reasons, in the year ended June 30, 2014 our gross profit was R$13.7 million, representing a drop of R$60.1 million when compared to R$73.7 million in the year ended June 30, 2013. The change in gross profit is mainly attributed to:

i.              decrease in the gain from sale of farms, from R$54.8 million at June 30, 2013 (sale of Horizontina farm and of areas of Araucária and Cremaq farms ), to R$21.8 million at June 30, 2014 (sale of areas of Araucária farm);

ii.         decrease of 37% in the billing of sugarcane to ETH, which generated revenue of R$39.4 million (570,820 tons); and

iii.        decrease of 26% in the grains sales revenue, which decreased from R$123.9 million at June 30, 2013 (170,000 tons) to R$92.4 million at June 30, 2014 (122,863 tons).

Selling expenses

Selling expenses decreased R$3.7 million, from R$14.0 million in the year ended June 30, 2013 to R$10.2 million in the year ended June 30,2014, mainly as a consequence of (i) decrease of expenses with storage which refer to the expenses with cotton processing, which did not occur this year and (ii) decrease in commissions of farms sale.

General and administrative expenses

General and administrative expenses increased R$1.1 million, from R$29.2 million in the year ended June 30, 2013 to R$30.4 million in the year ended June 30, 2014.

(thousands R$ )	2014	AV 2014 (%)	2013	AV 2013 (%)	AH 2014/2013 (%)
General and Administrative Expenses	(30.378)	-18,4%	(29.233)	-9,5%	3,9%
Depreciation and Amortization	(1.118)	-0,7%	(1.295)	-0,4%	-13,7%
Personnel	(19.589)	-11,9%	(17.971)	-5,8%	9,0%
Expenses with Services Rendering	(4.841)	-2,9%	(5.436)	-1,8%	-10,9%
Leasing and Rentals in General	(698)	-0,4%	(648)	-0,2%	7,7%
Other Expenses	(4.132)	-2,5%	(3.883)	-1,3%	6,4%

This variation refers, mainly, to the increase in personnel expenses, due to the increase in payroll for annual collective agreement of 7.5% and readjustment in price of benefits.

Other Operating Revenue (Expenses), Net – in the year ended June 30,2013, we presented expenses of R$3.5 million, arising from provision to judicial claims, whereas at June 30, 2014 we presented revenue of R$0.3 million, arising from provision to judicial claims.

Equity pick-up – we recognized a loss of R$0.7 million in the year ended June 30, 2014 related to result of the joint venture with Cresca S.A..

Financial Income and Expenses – The consolidated financial income/expenses corresponds to the composition of the following elements: (i) interest on financing, (ii) monetary variation on the amount payable for the purchase of Alto Taquari and Nova Buriti farms, (iii) foreign Exchange variation on off shore account, (iv) present value of receivables from sale of Cremaq, Araucária and São Pedro farms, established in bags of soybean, (v) result from hedge transactions and (vi) bank expenses and charges and yields from financial investments of cash and cash equivalents  at FIM Guardiam Fund, Banco Itaú and Banco BTG Pactual.

Our net financial income/expenses presented an increase of 164%, from an expense of R$0.6 million in the year ended June 30, 2014 to R$1.6 million in the year ended June 30, 2014.

The monetary variations refer to the amount payable for the purchase of Alto Taquari Farm, which is restated by CDI and Nova Buriti Farm, restated by IGPM.

The foreign exchange variations refer to margin deposits in guarantee for transactions with derivatives at off shore brokers.

Income tax and social contribution – we assessed a gain related to income tax and social contribution of R$15.5 million in the year ended June 30, 2014, in comparison to R$2.4 million for the same 2013 period.

Net Income (loss) for the year – as exposed above, our result for the period changed from a profit of R$28.7 million in the year ended June 30, 2013 to a loss of R$13.4 million in the year ended June 30, 2014.

Income Statement (thousands R$)	2013	AV 2013 (%)	2012	AV 2012 (%)	AH 2013/2012 (%)
Grains Revenue	128.941	41,8%	112.408	65,2%	14,7%
Sugarcane Revenue	62.583	20,3%	41.260	23,9%	51,7%
Leasing	1.261	0,4%	513	0,3%	145,8%
Revenue from Sale of Farm	122.713	39,8%	26.100	15,1%	370,2%
Other Revenues	1.253	0,4%	359	0,2%	249,0%
Sales Deductions	(8.391)	-2,7%	(8.322)	-4,8%	0,8%
Net Sales	308.360	100,0%	172.318	100,0%	78,9%
Change in fair value of biological assets	2.289	0,7%	(417)	-0,2%	n.a
Agriculture provision reversal post-harvest campaign.	1.659	0,5%	(2.663)	-1,5%	n.a
Net Revenue	312.308	101,3%	169.238	98,2%	84,5%
Cost of Sale of Agricultural Products	(170.643)	-5s5,3%	(136.447)	-79,2%	25,1%
Cost of Sale of Farm	(67.898)	-22,0%	(13.113)	-7,6%	417,8%
Gross Profit (loss)	73.767	23,9%	19.678	11,4%	274,9%
Selling expenses	(14.028)	-4,5%	(4.015)	-2,3%	249,4%
General and Administrative	(29.233)	-9,5%	(28.892)	-16,8%	1,2%
Other Operating Revenue/Expenses	(3.539)	-1,1%	10	0,0%	n.a
Financial Income (expenses) net	(591)	-0,2%	(6.226)	-3,6%	-90,5%
Financial Income	38.000	12,3%	26.466	15,4%	43,6%
Financial Expenses	(38.591)	-12,5%	(32.692)	-19,0%	18,0%
Profit (loss) before Income Tax and Social Contribution	26.376	8,6%	(19.445)	-11,3%	n.a
Income Tax and Social Contribution	2.351	0,8%	12.845	7,5%	-81,7%
Net Income (loss) for the year	28.727	9,3%	(6.600)	-3,8%	n.a

In the comments below, the percentage variations were computed based on balances expressed in millions of reais.

Consolidated Income Statement – comparison of years ended June 30, 2013 and 2012.

Net Sales

Revenue increased R$39.4 million, from R$146.2 million in the year ended June 30, 2012 to R$185.6 million in the year ended June 30, 2013. This increase was mainly due to:

i.          Revenue from sale of grains: the revenue from sale of grains increased  R$17.4 million, from R$105.9 million during the year ended June 30, 2012 (reflecting sales of 167,000 tons) to R$123,9 million in the year ended June 30, 2013 (reflecting sales of 170,000 tons). This increase in the revenue from sale of grains is mainly due to the increase in the planted area from 53,882 hectares during the year ended June 30, 2012 to 60,063 hectares in the year ended June 30, 2013. At June 30, 2013 the revenue from sale of grains recorded less growth than in prior years, as a consequence in the decrease of yields from soybean and corn, due to severe drought in the Northeast farms, particularly in Bahia, which have directly impacted on the improvement of grains revenue; and

ii.         Revenue from sale of sugarcane: the revenue from sale of sugarcane increased R$20.8 million, from R$40.2 million (reflecting sales of 636.000 tons) in the year ended June 30, 2012 to R$61.0 million (reflecting sales of 1,048,000 tons) in the year ended June 30, 2013. This increase was due to the sales of sugarcane to ETH Bioenergia in accordance with our sugarcane supply contract with ETH Bioenergia.

	Planted area		Productivity		Revenue
	(hectare)		(tons)		(thousands of R$ )
	2013	2012	2013	2012	2013	2012

Grains	60,063	53,882	170,002	167,000	123,927	105,874
Sugarcane	9,198	9,000	1,048,000	636,000	61,022	40,183

Gain from sale of farms

The gain from sale of farms increased R$41.8 million, from R$12.9 million in the year ended June 30, 2012 to R$54.8 million in the year ended June 30, 2013. The increase was due to the sale of Horizontina farm and areas of Araucária and Cremaq farms, for which we recognized gain of R$54.8 million representing the difference between the sales proceeds of R$122.7 million. During the year ended June 30, 2012, we recognized a gain from the sale of São Pedro farm of R$12.9 million representing the difference between the sales proceeds of R$23.3 million.

Change in the fair value of biological assets and agricultural products

The change in the fair value of biological assets and agricultural products increased from a loss of R$417 thousand in the year ended June 30, 2012 to a profit of R$2.3 million in the year ended June 30, 2013, mainly due to the increase in productivity of sugarcane areas. Changes in the fair value of biological assets are determined by the difference between the fair value and the book value. The book value includes investments and costs effectively incurred up to the evaluation.

(Impairment) reversal of impairment of net realizable value of post-harvest agricultural products

Impairment to net realizable value of post-harvest agricultural products increased from a loss of R$2.6 million in the year ended June 30, 2012 to a gain of R$1.7 million in the year ended June 30, 2013. Such variations result from the difference in the price of grains inventories at the harvest time until the closing of the related accounting period.

Cost of sales

Cost of sales increased R$34.2 million, to R$170.6 million in the year ended June 30, 2013, from R$136.4 million in the year ended June 30, 2012, mainly due to:

i.          Cost of grains sold: our average cost per ton of grains sold increased R$42.56 per ton., from R$586.83 per ton. (corresponding to 167,000 tons at a total cost of R$98.0 million) in the year ended June 30, 2012 to R$629.39 per ton. (corresponding to 170,000 tons at a total cost of R$106.9 million) in the year ended June 30, 2013.

ii.         Cost of sugarcane sold: our average cost per ton of sugarcane sold was R$58.4 per ton. (corresponding to 636,000 tons at a total cost of R$37.2 million) in the year ended June 30, 2012 and R$58.4 per ton. (corresponding to 1,048,000 tons at a total cost of R$61.2 million) in the year ended June 30, 2013.

Gross profit

For the above mentioned reasons, in the year ended June 30, 2013 our gross profit was R$73.8 million, representing an increase of R$54.1 million when compared to R$19.7 million in the year ended June 30, 2012. The change in gross profit is mainly attributed to:

i.          increase in gain from sale of farms, from R$12.9 million, at June 30, 2012 (sale of São Pedro farm), to R$54.8 million at June 30, 2013 (sale of Horizontina farm and areas of Araucária and Cremaq farms );

ii.         the increase of 52% in the supply of sugarcane to ETH, which generated revenue of R$61 million (1,048,000 tons); and

iii.        the increase of 16% in grains sale revenue which increased from R$105.9 million at June 30, 2012 (167,000 tons) to R$123.2 million at June 30, 2013 (165,000 tons).

Selling expenses

Selling expenses increased R$10.0 million, from R$4.0 million in the year ended June 30, 2012 to R$14.0 million in the year ended June 30, 2013, mainly as a consequence of (i) our average expenses per ton. of freight increase of R$3.19 per ton., from R$10.6 per ton. (corresponding to 167,000 tons at a total cost of R$1.7 million) in the year ended June 30, 2012 to R$13.79 per ton. (corresponding to 165,000 tons at a total cost of R$2.3 million) in the year ended June 30, 2013; (ii) commissions on sale of farms, in the total amount of R$4.3 million; (iii) costs of cotton processing of R$2.2 million, which did not occur in 2012; and (iv) expenses from the silo plant of R$3.3 million, which did not occur in 2012.

General and administrative expenses

General and administrative expenses increased R$341 thousand, from R$28.9 million in the year ended June 30, 2012 to R$29.2 million in the year ended June 30, 2013.

(thousands R$ )	2013	AV 2013 (%)	2012	AV 2012 (%)	AH 2013/2012 (%)
General and Administrative Expenses	(29.233)	-9,5%	(28.892)	-16,8%	1,2%
Depreciation and Amortization	(1.295)	-0,4%	(1.127)	-0,7%	14,9%
Personnel	(17.971)	-5,8%	(15.832)	-9,2%	13,5%
Expenses from Services Rendering	(5.436)	-1,8%	(5.382)	-3,1%	1,0%
Leasing and rentals in General	(648)	-0,2%	(632)	-0,4%	2,5%
Other Expenses	(3.883)	-1,3%	(5.973)	-3,5%	-35,0%

The increase of 1% in general and administrative expenses was mainly due to (i) increase in personnel expenses due to payroll increase and increase in the annual payment of 8% and to the record of R$1.2 million in share based compensation as part of the stock option plan; and (ii) decrease in other expenses due to the monitoring of tax and legal processes of the farms, of transactions costs for acquisition of Jatobá farm, and payment of taxes, which did not occur in 2013.

Other gains /expenses

In the year ended June 30, 2012, we recorded other gains of R$10 thousand related to the sale of equipment, when compared to a loss of R$3.5 million in the year ended June 30, 2013, consequence from the change in provision for contingencies for probable losses in judicial lawsuits.

Financial income

The financial income decreased R$73 thousand, from R$38.1 million in the year ended June 30, 2012 to R$38.0 million in the same 2013 period, mainly due to (i) interest on receivables in the amount of  R$11.0 million in the year ended June 30, 2013, compared to R$1.8 million in the previous year, mainly related to the adjustment in the present value from sale of farms; (ii) foreign Exchange variations of  R$5.1 million in the year ended June 30, 2013, compared to R$2.9 million in the prior year, as consequence of margin deposits as guarantee for derivative transactions; (iii) unrealized profit from transactions with derivatives of  R$16.0 million in the year ended June 30, 2013, compared to R$8.2 million in the previous year. This change was partially offset with the reduction of R$19.2 million due to (i) decrease of R$7.1 million from revenue of interest on financial investments of R$12.7 million in 2012 to R$5.6 million in the current year which was consistent with the reduction in the amount invested in FIM Guardian investment fund  (ii) decrease of R$1.9 million related to monetary variations (iii) decrease of R$6.5 million related to gain in the measurement of receivables from sale of farms during the year.

Financial expenses

Financial expenses decreased R$5.7 million, from R$44.3 million in the year ended June 30, 2012 to R$38.6 million in the same 2013 period, mainly due to (i) the net impact on realized and unrealized losses with derivatives decreased R$10.2 million as a consequence of the lower volume of commodities and foreign exchange variations in 2013 compared to the prior year; (ii) decrease in the monetary variation from R$2.2 million in 2012 to R$1.5 million in the year ended June 30, 2013, and (iii) increase of R$3.4 million in the present value of receivables from sale of farms.

Income tax and social contribution

As a consequence of the above mentioned factors, we recognized a gain related to income tax and social contribution of R$2.3 million in the year ended June 30, 2013, compared to a gain of R$12.8 million in the same 2012 period. This reduction is mainly due to (i) increase in current income tax and social contribution of R$1.8 million in the year ended June 30, 2012 to R$7.9 million in the year ended June 30, 2013, as a consequence of receivables from sale of farms during the year and (ii) decrease in deferred income tax and social contribution from a gain of R$14.7 million in the year ended June 30, 2012, to R$10.3 million in the year ended June 30, 2013, as a consequence of the higher recognition of deferred income tax and social contribution on the gain of fair value of biological assets.

Net profit (loss)

For the above mentioned reasons, we recorded net income of R$28.7 million in the year ended June 30, 2013, compared to a net loss of R$6.6 million in the same 2012 period.

BALANCE SHEET

Assets	2014	AV 2014 (%)	2013	AV 2013 (%)	Variation
Current assets
Cash and cash equivalents	86,745	10.5%	75,694	9.8%	14.6%
Marketable securities	21,532	2.6%	9,244	1.2%	132.9%
Trade receivables	65,010	7.8%	131,102	17.0%	-50.4%
Inventories	40,210	4.9%	28,805	3.7%	39.6%
Biological assets	1,421	0.2%	1,201	0.2%	18.3%
Recoverable taxes	3,749	0.5%	7,655	1.0%	-51.0%
Transactions with derivatives	18,255	2.2%	17,081	2.2%	6.9%
Transaction with related parties	723	0.1%	347	0.0%	108.4%
Other receivables	442	0.1%	430	0.1%	2.8%
	238,087	28.7%	271,559	35.2%	-12.3%
Non-current assets
Biological assets	31,202	3.8%	36,656	4.8%	-14.9%
Marketable securities	13,782	1.7%	17,988	2.3%	-23.4%
Recoverable taxes	29,849	3.6%	25,736	3.3%	16.0%
Deferred taxes	43,554	5.3%	25,216	3.3%	72.7%
Transactions with derivatives	63	0.0%	1,714	0.2%	-96.3%
Transaction with related parties	26,068	3.1%	-	0.0%	n.a.
Trade receivables	37,453	4.5%	33,729	4.4%	11.0%
Investment properties	334,803	40.4%	339,108	44.0%	-1.3%
Other assets	4,644	0.6%	1,633	0.2%	184.4%
	521,418	62.9%	481,780	62.5%	8.2%

Investments	50,369	6.1%	70	0.0%	71855.7%
Property, plant and equipment	13,542	1.6%	14,851	1.9%	-8.8%
Intangible assets	4,966	0.6%	2,570	0.3%	93.2%
	590,295	71.3%	499,271	64.8%	18.2%
				0.0%
Total assets	828,382	100.0%	770,830	100.0%	7.5%

Liabilities and Equity	2014	AV 2014 (%)	2013	AV 2013 (%)	Variation

Current liabilities
Trade payables	8,158	1.0%	7,777	1.0%	4.9%
Loans and financing	62,253	7.5%	44,929	5.8%	38.6%
Labor obligations	8,730	1.1%	8,752	1.1%	-0.3%
Taxes payable	6,501	0.8%	2,306	0.3%	181.9%
Dividends payable	25	0.0%	1,963	0.3%	-98.7%
Transactions with derivatives	204	0.0%	2,860	0.4%	-92.9%
Acquisitions payable	44,820	5.4%	43,650	5.7%	2.7%
Transaction with related parties	33,237	4.0%	183	0.0%	18062.3%
Advance from clients	15,038	1.8%	2,124	0.3%	608.0%
Onerous contracts	579	0.1%	-	0.0%	n.a.
	179,545	21.7%	114,544	14.9%	56.7%
Non-current liabilities
Loans and financing	57,909	7.0%	56,924	7.4%	1.7%
Taxes payable	2,482	0.3%	5,812	0.8%	-57.3%
Transactions with derivatives	-	0.0%	1,140	0.1%	-100.0%
Provision for judicial claims	3,573	0.4%	4,802	0.6%	-25.6%
Other Liabilities	967	0.1%	623	0.1%	55.2%
	64,931	7.8%	69,301	9.0%	-6.3%

Equity capital and reserves attributed to the parent company shareholders
Share capital	584,224	70.5%	584,224	75.8%	0.0%
Capital reserves	4,201	0.5%	3,385	0.4%	24.1%
Treasury stock	(1,934)	-0.2%	-	0.0%	n.a.
Revenue reserves	-	0.0%	2,374	0.3%	-100.0%
Dividends proposed	-	0.0%	3,922	0.5%	-100.0%
Adjustment of equity valuation	8,403	1.0%	(6,920)	-0.9%	n.a.
Accumulated losses	(10,988)	-1.3%	-	0.0%	n.a.

Total Equity	583,906	70.5%	586,985	76.1%	-0.5%
Total Liabilities and Equity	828,382	100.0%	770,830	100.0%	7.5%

In the comments below, the percentage variations were computed based on balances expressed in millions of reais.

Consolidated Balance Sheet – comparison of years ended June 30, 2014 and 2013.

Assets

Cash and Cash Equivalents – in the year ended June 30, 2014, we presented an increase of R$11.0 million in the balance of cash and cash equivalents, from R$75,7 million at June 30, 2013 to R$ 86.7 million at June 30, 2014. This increase is mainly due to the receipt from sales of farms occurred in the last two years.

Trade receivables – The drop of 50.4% in the balance of sales receivable at June 30, 2014, in comparison to the prior year, from R$131.1 million to R$65 million, refers to (i) sales of grains of 2013/2014 Harvest Year and (ii) sale of Engenho Farm and areas of Araucária and Cremaq farms.

Inventories – The increase of 39.6% in inventories balance at June 30, 2014, in comparison to the prior year, from R$28.8 million to R$40.2million, refers to the increase in stored grains from 2013/2014 harvest and input inventories.

Biological Assets (current) – The balance of biological assets at June 30, 2014 was R$1.4 million, an increase of 18.3% in relation to R$1.2 million recorded in the prior year. The fair value of  biological assets presented was established using evaluation techniques – discounted cash flow method.

Recoverable Taxes (current) – the decrease of 51% in the balance of tax and fiscal credits at June 30, 2014, in comparison to the prior year, from R$7.6 million to R$3.7 million, refers to PIS and COFINS credit, the latter one based on non-cumulative  regime in accordance with Law 10,637, of December 30, 2002 and Law 10,833, of December 29, 2003.

Transactions with Derivatives (current) – the increase in the balance of transactions with derivatives at June 30, 2014, from R$17.1 million at June 30, 2013, to R$18.2 million at June 30, 2014, refers to the realization of hedge  contracts of soybean harvest.

Biological Assets (noncurrent) – The balance of biological assets at June 30, 2014 was R$36.6 million, a decrease of 14.9% in relation to R$31.2 million recorded in the prior year. The fair value of biological assets presented was established using evaluation techniques – discounted cash flow method.

Marketable securities – in the year ended June 30, 2014, we recorded a balance of R$21.5 million corresponding to liquidity funds held as guarantee for financing obtained in December 2009 and June 2010 by Jaborandi Agrícola. At June 30, 2013, this balance was R$9.2 million.

Recoverable Taxes (noncurrent) – in the year ended June 30, 2014, we assessed ICMS recoverable in the amount of R$29.8 million. At June 30, 2013, this balance was R$25.7 million.

Deferred Taxes – in the year ended June 30, 2013, we presented a balance of R$25.2 million, relating to deferred tax on tax losses from rural activity, and in the year ended June 30,2014, we presented a balance of 43.5 million.

Trade receivables – in the year ended June 30,  2014, the balance of trade receivables increased 11% in relation to the prior year, from R$33.7 million in 2013 to R$ 37.4 million in 2014. These amounts refer to the sale of Engenho Farm in 2008 and Araucária and Cremaq farms.

Investment Properties – The balance of this caption investment properties at June 30, 2014, was R$334.8million, decrease of 1.3% on the prior year balance, due to the disposal in relation to the sale of an area of Araucária Farm.

Investments – at June 30, 2014 the balance of investments was R$50.3 million, compared to R$ 70 thousand at June 30, 2013. This amount refers to the purchase of 50% interest in Cresca S.A..

Property, plant and equipment – at June 30, 2014, the balance of property, plant and equipment was R$13.5 million, reduction of 8.8 % in relation to the balance of R$14.8 million recorded at June 30, 2013. This decrease is mainly due to the increase in opening and development of crops of Non Developed Areas.

Intangible assets – the balance of intangible assets at June 30, 2014 was R$2.5 million, a decrease of 93.2 % in relation to the balance of R$2.5 million recorded at June 30, 2013.

Liabilities

Financing (current and non-current) – the financing balance increased 18%, from R$101.9 million at June 30, 2013 to R$120.1 million at June 30, 2014. This increase results from the contracting of long and short term financing, for agricultural costing, machinery and sugarcane crop and construction of silo.

Acquisitions Payable – the decrease of 2.7% in the balance of acquisitions payable, from R$43.6 million at June 30, 2013 to R$44.8 million at June 30, 2014, refers to the payment of due installments for purchase of farms.

Equity – At June 30, 2014 our equity amounted to R$583.9 million, a decrease of 0.5% in relation to R$586.9 million recorded at June 30, 2013.

Assets	2013	AV 2013 (%)	2012	AV 2012 (%)	Variation
Current assets
Cash and cash equivalents	75,694	9.8%	67,464	9.2%	12.2%
Marketable securities	9,244	1.2%	-	0.0%	n.a.
Trade receivables	131,102	17.0%	60,655	8.2%	116.1%
Inventories	28,805	3.7%	72,558	9.9%	-60.3%
Biological assets	1,201	0.2%	4,111	0.6%	-70.8%
Recoverable taxes	7,655	1.0%	9,331	1.3%	-18.0%
Transactions with derivatives	17,081	2.2%	4,327	0.6%	294.8%
Transaction with related parties	347	0.0%	-	0.0%	n.a.
Other receivables	430	0.1%	710	0.1%	-39.4%
	271,559	35.2%	219,156	29.8%	23.9%
Non-current assets
Biological assets	36,656	4.8%	31,931	4.3%	14.8%
Marketable securities	17,988	2.3%	23,197	3.2%	-22.5%
Recoverable taxes	25,736	3.3%	22,803	3.1%	12.9%
Deferred taxes	25,216	3.3%	14,960	2.0%	68.6%
Transactions with derivatives	1,714	0.2%	-	0.0%	n.a.
Transaction with related parties	-	0.0%	-	0.0%	n.a.
Trade receivables	33,729	4.4%	12,759	1.7%	164.4%
Investment properties	339,108	44.0%	391,907	53.3%	-13.5%
Other assets	1,633	0.2%	268	0.0%	509.3%
	481,780	62.5%	497,825	67.7%	-3.2%

Investments	70	0.0%	410	0.1%	-82.9%
Property, plant and equipment	14,851	1.9%	15,630	2.1%	-5.0%
Intangible assets	2,570	0.3%	2,741	0.4%	-6.2%
	499,271	64.8%	516,606	70.2%	-3.4%
				0.0%
Total assets	770,830	100.0%	735,762	100.0%	4.8%

Liabilities and Equity	2013	AV 2013 (%)	2012	AV 2012 (%)	Variation

Current liabilities
Trade payables	7,777	1.0%	4,151	0.6%	87.4%
Loans and financing	44,929	5.8%	43,067	5.9%	4.3%
Labor obligations	8,752	1.1%	7,436	1.0%	17.7%
Taxes payable	2,306	0.3%	3,102	0.4%	-25.7%
Dividends payable	1,963	0.3%	2	0.0%	98050.0%
Transactions with derivatives	2,860	0.4%	8,307	1.1%	-65.6%
Acquisitions payable	43,650	5.7%	40,858	5.6%	6.8%
Transaction with related parties	183	0.0%	-	0.0%	n.a.
Advance from clients	2,124	0.3%	4,490	0.6%	-52.7%
Onerous contracts	-	0.0%	-	0.0%	n.a.
	114,544	14.9%	111,413	15.1%	2.8%
Non-current liabilities				0.0%
Loans and financing	56,924	7.4%	51,294	7.0%	11.0%
Taxes payable	5,812	0.8%	2,695	0.4%	115.7%
Transactions with derivatives	1,140	0.1%	10,209	1.4%	-88.8%
Provision for judicial claims	4,802	0.6%	1,183	0.2%	305.9%
Other Liabilities	623	0.1%	-	0.0%	n.a.
	69,301	9.0%	65,381	8.9%	6.0%
Equity capital and reserves attributed to the parent company shareholders
Share capital	584,224	75.8%	584,224	79.4%	0.0%
Capital reserves	3,385	0.4%	2,134	0.3%	58.6%
Treasury stock	-	0.0%	-	0.0%	n.a.
Revenue reserves	2,374	0.3%	-	0.0%	n.a.
Dividends proposed	3,922	0.5%	-	0.0%	n.a.
Adjustment of equity valuation	(6,920)	-0.9%	(6,920)	-0.9%	0.0%
Accumulated losses	-	0.0%	(20,470)	-2.8%	-100.0%

Total Equity	586,985	76.1%	558,968	76.0%	5.0%
Total Liabilities and Equity	770,830	100.0%	735,762	100.0%	4.8%

Consolidated Balance Sheet – comparison of years ended June 30, 2013 and 2012.

Assets

Cash and Cash Equivalents – in the year ended June 30,2013, we presented an increase of 12.2% in the balance of cash and cash equivalents, from R$67.5 million at June 30, 2012 to R$75.7 million at June 30, 2013. This increase is mainly due to, (i) payment of installments related to the acquisition of rural properties; (ii) payment of loans and financing; and (iii) investments in improvement and development of new areas.

Trade receivables – the increase of 116.1% in the balance of sales receivable at June 30,2013, in comparison to the prior year, from R$60.6 million to R$131.1 million, refers to (i) sales of grains for 2012/2013 Harvest Year and (ii) sale of Engenho Farm and areas of Araucária and Cremaq farms.

Inventories – the decrease of 60.3% in inventories balance at June 30, 2013, in comparison to the prior year, from R$72.5 million to R$28.8 million, refers to the decrease in stored grains for 2012/2013 harvest and input inventories.

Biological Assets (current) – the balance of biological assets at June 30, 2013 was R$1.2 million, a 70.8% decrease in relation to R$4.1 million recorded in the prior year. The fair value of biological assets was determined using evaluation techniques – discounted cash flow method.

Recoverable Taxes (current) – the decrease of 18.0% in the balance of tax and fiscal credits at June 30, 2013, in comparison to the prior year, from R$9.3 million to R$7.6 million, refers to PIS and COFINS credit, the latter one based on the non-cumulative regime in accordance with Law 10,637, of December 30, 2002 and Law 10,833, of December 29, 2003.

Transactions with Derivatives (current) – the increase in the balance of transactions with derivatives at June 30, 2013, from R$4.3 million at June 30, 2012, to R$17.1 million at June 30, 2013, refers to the realization of hedge  contracts of soybean harvest.

Biological Assets (noncurrent)   – At June 30, 2013 the balance of biological assets was R$36.6 million, a 15% increase in relation to R$31.9 million recorded in the prior year. The fair value of biological assets was determined using evaluation techniques – discounted cash flow method.

Marketable Securities – in the year ended June 30, 2013, we recorded a balance of R$17.9 million corresponding to liquidity funds held as guarantee to financing obtained in December 2009 and June 2010 by Jaborandi Agrícola. At June 30, 2012, this balance was R$23.2 million.

Recoverable Taxes (noncurrent) – in the year ended June 30, 2012, we assessed ICMS recoverable in the amount of R$22.8 million. At June 30, 2011, this balance was R$25.8 million.

Deferred Taxes – in the year ended June 30, 2012, we presented a balance of R$14.9 million, relating to deferred tax on tax losses from rural activity, and in the year ended June 30, 2013, we presented a balance of 25.2 million.

Trade receivables – in the year ended June 30, 2013, the balance of trade receivables increased 164.4% in relation to the prior year, from R$12.7 million in 2012 to R$33.7 million in 2013. These amounts refer to the sale of Engenho Farm in 2008 and Araucária and Cremaq farms.

Investment Properties – The balance of this caption investment properties at June 30, 2013, was R$339.1 million, reduction of 13.5% on the prior year balance.

Investments – at June 30, 2013 the balance of investments was R$0.1 million, 83% reduction in relation to the balance of R$0.4 million at June 30, 2012.

Property, Plant and Equipment – at June 30, 2013 the balance of property, plant and equipment was R$14.8 million, reduction of 5.0% in relation to the balance of R$15.6 million recorded at June 30, 2012. This decrease is mainly due to the increase in opening and development of Non Developed Areas.

Intangible Assets – the balance of intangible assets at June 30, 2013 was R$2.5 million, a decrease of 6% in relation to the balance of R$2.7 million recorded at June 30, 2012.

Liabilities

Financing (current and non-current) – the financing balance increased 8%, from R$94.3 million at June 30, 2012 to R$101.9 million at June 30, 2013. This increase is mainly due to the contracting of long and short term financing, for agricultural costing, machinery and sugarcane crop and construction of silo.

Acquisitions Payable – the decrease of 7.0% in the balance of acquisitions payable, from R$40.9 million at June 30, 2012 to R$43.6 million at June 30, 2013, refers to the payment of due installments for purchase of farms.

Equity – At June 30, 2013 our equity amounted to R$586.9 million, a 5% increase in relation to R$558.9 million recorded at June 30, 2012.

10.2 – Financial and operating result

a.         Results from the issuer’s operations, particularly:

i.          description of any important components of revenue

Our sales and services revenue arises from (i) sale of rural properties; (ii) sale of sugarcane production; (iii) sale of grains production, namely, soybean, corn, rice and sorghum; (iv) as well as from leasing of land to our subsidiaries. The tables below show the breakdown of our gross revenue, in the years ended June 30, 2013 and 2014:

Income Statement (thousands R$ )	2014	AV 2014 (%)	2013	AV 2013 (%)	AH 2014/2013 (%)
Grains revenue	95,896	58.10%	128,941	41.80%	·25.6%
Sugarcane revenue	39,406	23.90%	62,583	20.30%	-37.00%
Leasing	1,143	0.70%	1,261	0.40%	·9.4%
Revenue from sale of farm	33,737	20.40%	122,713	39.80%	·72.5%
Other Revenues	1,730	1.00%	1,253	0.40%	38.10%
Sales Deductions	(6,861)	-4.20%	(8,391)	·2.7%	·18.2%
Net Sales	165,051	100.00%	308,360	100.00%	-46.50%
Change in the fair value of biological assets	1,092	0.70%	2,289	0.70%	·52.3%
Agriculture provision reversal post-harvest campaign	(2,043)	·1.2%	1,659	0.50%	n.a
Net Revenue	164,100	99.40%	312,308	101.30%	-47.50%
Cost of Sales of Agricultural Products	(138,535)	·83.9%	(170,643)	·55.3%	·18.8%
Cost of Sale of Farm	(11,892)	·7.2%	(67,898)	·22.0%	·82.5%
Gross Profit (loss)	13,673	8.30%	73,767	23.90%	·81.5%

ii.         factors significantly affecting the operating results

In 2014 net sales revenue was R$ 165.0 million, a decrease of  46% in relation to the same prior year period, due to: (i) revenues from sale of farms of R$ 122.7 million in 2013 (sale of Horizontina Farm and areas of Araucária and Cremaq farms), in comparison to R$ 33.7 million in 2014 (sale of areas of Araucária Farm); (ii) decrease of 37% in sugarcane revenues to ETH and (iii) decrease of 26% in grains revenue.

The result of our agricultural operations was impacted by a strong drought, resulting in the drop of 30% in the productivity of the properties in Bahia, the ones more affected by the drought. The impact was mitigated, but not eliminated, by the Company’s strategy in diversifying the portfolio in different regions and crops. The farms located in the Center West region delivered more than 570 thousand tons of sugarcane during the year and the operations in Paraguay closed the harvest with margins and productivity above the budget.

b.         Changes in revenues attributed to changes in prices, foreign Exchange rate, inflation, changes in volumes and introduction of new products and services

Our main products are exposed to changes in the price of commodities, foreign Exchange rate, in addition to other indices linked to our debts.

Part of the volume of receivables is linked to the US dollar quotation, and, as a consequence, our revenues are impacted by the foreign exchange variation. The production of some agricultural  commodities  as soybean, cotton among others may be priced in reais or in US dollars by unit of weight. The exposure to the US dollar only occurs when the agricultural commodity has its price established in American currency by unit of weight. In this case, it is necessary the monitoring of the foreign exchange rate exposure. To reduce these impacts on the cash flow, we establish limits for foreign exchange rate exposure, which cannot be above 5% (both exchange purchase and exchange sales) of the revenue expected for those commodities which are typically sold in US dollars.

The inflation, on the other hand, does not impact directly on the variation of our revenues, since our products are agricultural commodities  internationally traded, with quotations traded in the stock exchange, whose prices follow the local and global offer and demand.

c.         Impact of inflation, of changes in prices of the main inputs and products, of foreign exchange rate and interest rate on the issuer’s operating and financial result

Some of the inputs necessary for the agricultural production as chemical pesticides, fertilizers among others may have their prices linked to the US dollar. In these cases, the foreign Exchange exposure is generated from the date of definition of the input price (when in US dollars) and the date of its payment.

To reduce these impacts on the cash flow, we establish limits for foreign exchange exposure, which cannot be above 5% (both exchange purchase and exchange sales) of the revenue expected for those commodities which are typically sold in US dollars.

Other costs, such as Manpower and general costs, are influenced by the inflation rates and may result in increase of costs and expenditure with personnel, directly impacting on our financial result.

10.3 – Events with significant effects, occurred and expected, on the financial statements

a.         Introduction or sale of operating segment

There was no introduction or sale of operating segment which have significantly affected our financial statements during the last three years.

b.         Constitution, acquisition or sale of corporate interest

During the last three years, the following acquisitions or sales of corporate interest occurred:

On February 14, 2014, Banco Fator S.A., decreased its position and holds 2,587,800 shares, or 4.43% of the shares issued by the Company.

On April 15, 2013, Banco Fator S.A., increased its position and held 3,086,500 shares, or 5.28% of the shares issued by the Company.

On August 22, 2012, Tradewinds Global Investors, LLC, reduced its position and held 2,819,400 share or 4.83% of the shares issued by the Company.

On July 9, 2012, Tradewinds Global Investors, LLC, reduced its position and held 3,403,600 shares or 5.82% of the shares issued by the Company.

On March 30, 2012, Tradewinds Global Investors, LLC, reduced its position and held 6,369,700 shares, or 10.90% of the shares issued by the Company.

On December 7, 2011, Credit Suisse Hedging-Griffo Corretora de Valores S.A., reduced its position and held 870,500 shares, or 1.49% of the shares issued by the Company.

On December 5, 2011, Tradewinds Global Investors, LLC, increased its position and held 9,613,500 shares, or 16.46% of the shares issued by the Company.

During the last three years, we incorporated wholly owned subsidiaries in relation to our acquisition of farms. According to our business strategy, we purchase our farms through wholly owned subsidiaries. Previous to a purchase of farm we incorporate subsidiaries with the purpose of purchasing and selling of properties, land, buildings and properties in rural and/or urban areas and the purchase of the farm is carried out by the subsidiary. The subsidiary incorporation, to the extent that it is consolidated in our consolidated financial statements, has no impact on our consolidated financial statements. Upon the purchase of the farm by our subsidiary we recognize the purchased farm in our inventory of rural properties as well as, as the case may be, the disbursement of cash made for the purchase and the liability for installments due to the financed purchase of farms.

The table below presents, for the last three years, the subsidiary which purchased the farms and the changes.

Name of the farm acquired or sold	Location	Subsidiaries that made the purchase	Changes
Alto Taquari	Alto Taquari/MT	Imobiliária Mogno Ltda.	Purchase of Alto Taquari Farm
Chaparral	Correntina/BA	Imobiliária Cajueiro Ltda.	Purchase of Chaparral Farm
Nova Buriti	Jamuária/MG	Imobiliária Flamboyant Ltda. e Buriti	Purchase of Nova Buriti Farm
Engenho	Maracaju/MS	Agropastoril Ltda.	Sale of Engenho Farm
Preferência	Barreiras/BA	Engenho de Maracaju Ltda.	Purchase of Preferência Farm
Horizontina	Tasso Gragoso/MA	Imobiliária Cajueiro Ltda.	Purchase of Horizontina Farm
São Pedro	Chap. Do Céu/GO	Imobiliária Araucária Ltda.	Sale of São Pedro Farm
Horizontina	Tasso Gragoso/MA	Imobiliária Cajueiro Ltda.	Sale of Horizontina Farm
Araucária	Mineiros/GO	Imobiliária Araucária Ltda.	Sale of part of Araucária Farm
Cremaq	Baixa Grande do Ribeiro/PI	Imobiliária Cremaq Ltda.	Sale of part of Cremaq Farm
Cresca	Paraguai/ Boquerón	Cresca S.A	Sale of part of Cresca Farm

As regards to possible future acquisitions, at the moment we are not able to affirm that such events cannot result in significant effects on our financial statements.

c.         Unusual events or operations

There were no unusual events or operations resulting in significant effects on our financial statements in the last three years.

10.4 – Significant changes in the accounting practices – Exceptions and emphasis in the auditor’s opinion

a.         Significant changes in the accounting practices

The consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPCs).

The consolidated financial statements have also been prepared in accordance with the International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board.

Our Directors understand that our consolidated Financial Statements for the year ended June 30, 2014, do not present significant changes in their accounting practices in relation to the prior year. Significant changes occurred in 2011 when the first annual consolidated Financial Statements were prepared in conformity with CPCs and IFRS, based on all the standards, review of standards and interpretations issued by the “International Accounting Standards Board, or IASB”.

b.         Significant effects from the changes in accounting practices

There were no effects from changes in the accounting practices for 2014.

c.         Exceptions and emphasis on the auditor’s opinion

The opinion on the financial statements for the year ended June 30, 2014, presented emphasis paragraph informing that, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, these practices differ from the IFRS, applicable to the separated financial statements, only in what concerns the evaluation of investments in subsidiaries and taken together by the equity method whereas for IFRS purposes, it would be by cost or fair value. Our opinion has not taken exception due to this subject.

The opinion on the financial statements for the year ended June 30, 2013, presented emphasis paragraph informing that, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, these practices differ from the IFRS, applicable to the separated financial statements, only in what concerns the evaluation of investments in subsidiaries by the equity method, since for IFRS purposes it would be by cost or fair value. Our opinion has not taken exception due to this subject.

The opinion on the financial statements for the year ended June 30, 2012, presented emphasis paragraph informing that, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Brasilagro Companhia Brasileira de Propriedades Agrícolas, these practices differ from the IFRS, applicable to the separated financial statements, only in what concerns the evaluation of investments in subsidiaries by the equity method, since for IFRS purposes it would be by cost or fair value. Our opinion has not taken exception due to this subject.

10.5 – Critical accounting policies

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, among which expectations of future occurrences considered reasonable under current circumstances.

Based on assumptions, the Company makes estimates in relation to the future. By definition, the resulting accounting estimates seldom equal the related actual results. The estimates and assumptions presenting a significant risk, with probability of resulting in a significant adjustment in the book values of assets and liabilities for the next year, are contemplated below.

a)            Residual value and useful life of property, plant and equipment

The amounts and useful life of assets are internally assessed by experts and adjusted at each year end, if necessary.

The book value of an asset is immediately written-off to its recoverable value if the book value is higher than its estimated recoverable value.

b)            Judicial claims

The Company is part in different judicial and administrative processes, as described in Note 31. Provisions are set up for all the judicial claims related to judicial processes representing probable losses (present obligation, resulting from past event and probable outflow of resources which incorporate economic benefits to settle the obligation, with reliable estimate of value). The evaluation of the probability of loss includes the opinion of external legal advisors. Management believes that these judicial claims are properly presented in the financial statements (Note 31).

c)            Warrants

As described in Note 23(b) the Company issued warrants to its founder shareholders in March 2006, before its initial public offer. In the prospect of the initial public offer, the Company disclosed that the issue of warrants to its founder shareholders was a recognition for the work of the Company’s foundation, for the entrepreneur spirit, for having prepared the Company for the initial public offer and for having prepared the business plan, assuring their commitment with the Company’s development. The attribution of warrants to the founder shareholders was conducted on free basis. The Company concluded that the warrants should be recorded in the scope of IFRS 2 / CPC10, as instrument of shareholding interest issued in Exchange for services rendered by others than the employees. Considering that all warrants of first tranche could already be exercised before the transition date to IFRS (July 1, 2009) and that the Company had not disclosed the fair value of such warrants at the measurement date, the transition standards in the initial application of IFRS result that the recognition and measurement standards of IFRS have not been applied for such warrants and the recording by the accounting practices previous to the IFRS implementation was maintained. To the extent that according to the previous accounting standards the warrants were not recorded, accordingly they have not also been recorded in these financial statements.

d)         Biological assets

The fair value of biological assets presented in the balance sheet (Note 11) was determined using evaluation techniques, including the discounted cash flow method. The data for these methods are based on those practiced in the market, whenever possible, and when it is not feasible, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data, as, for example, price, productivity, cost of crop and cost of production. Changes in the assumptions on these factors might affect the recognized fair value for biological assets.

An increase or decrease of 1% in the expected productivity of sugarcane and of grains would result in an increase or decrease in the value of the biological asset of R$1,261 and an increase or decrease of 1% in the price of sugarcane and of grains would result in an increase or decrease in the value of the biological asset of R$1,408.

e)         Investment properties

The fair value of investment properties disclosed in the notes to the financial statements was obtained through appraisal report of the farms prepared by external independent expert.

The evaluation was conducted through rules practiced in the Market considering the feature, location, type of soil, climate of the region, calculation of improvements.

Methodology used

At June 30, 2014, for the farms evaluation, the following assumptions were used:

i)             The evaluation was based on, among other, the following information: (i) location of farms, (ii) total areas and its related percentage of opening and use;

ii)            The Market value presented for the farm corresponds to the portion of bare land and construction and improvements, for payment in cash, not including machinery, equipment agricultural inputs, and crops. The factor of soil correction (preparation of land for planting) was considered in the weighting of prices;

iii)           The value of land for agriculture, in the researched region, has as reference the price of soybean bag. The unit amounts of farms for sale (Market surveys) were obtained in soybean bags per hectare. Accordingly, the amount in reais (R$) of the property varies due to the variation in the soybean price; and

iv)           The soybean price considered at the work base date, April 15, 2014, was

R$ 55.00 for the Barreiras regions, state of Bahia and Baixa Grande do Ribeiro, state of Piauí and R$ 55.50 for the regions of Alto Taquari and Mineiros, states of Goiás and Mato Grosso, respectively. This amount represents an average between the amounts arbitrated by the real estate Market of the region due to the great instability of the amount of soybean bag.

f)         Deferred income tax

The Company recognizes deferred assets and liabilities, as described in Note 22, based on the differences between the book value presented in the financial statements and the tax basis of assets and liabilities using the effective rates. The Company regularly reviews deferred taxes on assets in terms of recovery possibility, considering the historical profit generated and the future taxable income projected, in accordance with a study of technical feasibility.

10.6 – Internal controls related to the preparation of the financial statements – Degree of efficiency and deficiency and recommendations present in the auditor’s report

a.         Degree of efficiency of such controls, indicating possible faults and measures adopted to correct them

The Company believes that the degree of efficiency of the internal controls adopted for the preparation of the financial statements is sufficient to assure that they fairly represent our financial and equity situation, as well as the results of our operations.

The Company decided to implement the integrated management system SAP on July 1, 2009, in order to assure the quality and efficiency standards of our operations and internal control systems, as well as the continuous improvement for the preparation of the financial statements.

With the continuous growth of our operations, in 2009 an internal audit team was created, whose main purpose is to assure the quality standards determined and thus contribute for the continuous improvement for the preparation of the financial statements.

In addition, we adopt controls on the use of derivative instruments. The main controls established on the use of derivative instruments include:

- existence of policies defined by our Board of Directors;

- restriction to contract transactions with derivatives which is not approved by our Board of strategic development;

- maintenance of a centralized inventory of outstanding derivative contracts of responsibility of our Board of strategic development;

- daily risk report with the consolidated position to a group comprising the Board and some members of our Board of Directors;

- monthly monitoring by the Board of strategic development of the fair values reported by the counter parties and the amounts estimated by management; and

- the fair value of the contracted derivatives is obtained in accordance with the Market in which they were contracted and also in which the instruments are inserted.

b.         Deficiencies and recommendations on the internal controls present in the independent auditor’s report

There are no recommendations on the internal controls present in the independent auditor’s report.

10.7 – Allocation of funds from public offers of distribution and possible deviations

a.         How the resources resulting from the offer were used.

Not applicable, since we did not conduct any public offer of marketable securities distribution in the last three years and in the current year.

b.         If significant deviations occurred between the effective investment of resources and the proposals for investment disclosed in the prospects of the related distribution.

Not applicable, since we did not conduct any public offer of marketable securities distribution in the last three years and in the current year.

c.         In the event of deviations, the reasons for such deviations

Not applicable, since we did not conduct any public offer of marketable securities distribution in the last three years and in the current year.

10.8 – Significant items not evidenced in the financial statements

a.            Description of assets and liabilities held by the issuer, directly or indirectly, which do not appear in our balance sheet (off-balance sheet items), such as:

i.                             Operating leasing, assets and liabilities;

In the year ended June 30, 2014, we did not have operating leasing transaction, assets and/or liabilities.

ii.                            Written-off portfolio of receivables on which the entity maintains risks and responsibilities, indicating related liabilities;

In the year ended June 30, 2014, we did not have written-off portfolio of receivables on which the entity maintains risks and responsibilities.

iii.        contracts of future purchase and sale of products or services;

As part of our commercial policy we carry out contracts of sale for future delivery of our estimated production.

Soybean

The soybean sales price may be established by us, for the total or partial volume to be sold, up to the delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at CBOT. The price established in US dollars is settled at the end of the commitment period in reais considering foreign Exchange rates contractually defined some days before the date of the financial settlement.

The terms of our contracts subject us to the payment of fines in case of non delivery of the committed volumes.

At June 30, 2014, we had commitments signed for 181,403 bags of soybean.

Contracts for supply of sugarcane between BrasilAgro and ETH Bioenergia

On March 6, 2008,we signed contracts for exclusive supply to ETH Bioenergia, obliging ETH Bioenergia, on its turn, to acquire our total production of two full cycles of sugarcane crop, of six agricultural years, with five cuts, with the possibility of extension of this period for one more full agricultural cycle, by means of agreement between the parties. The duration of each cycle may also be extended by common agreement between the parties. A contract refers to the crop to be implemented by us in the area of approximately 5,269 ha in Araucária Farm and the second contract corresponds to the approximate area of 3,621 ha in Alto Taquari Farm.

The price of sugarcane ton, for purpose of these contracts, shall be the one established based on the ATR – Total Recoverable Sugar, per ton of sugarcane effectively delivered taking into consideration the mix of production of the industrial unit in question. Our contracts of sale of soybean and sugarcane are not recorded in the financial statements, since, according to the accounting practices, they are recorded upon the delivery of the assets. Notwithstanding, such contracts are disclosed in the notes to the financial statements.

iv.        contracts of unfinished construction; and

In the year ended June 30, 2014, we had no contracts of unfinished construction.

v.         contracts of future receipts of financing.

In the year ended June 30, 2013, we had no contracts of future receipts of financing.

b.            Other items not evidenced in the financial statements.

Foreign Exchange Swap

We use foreign exchange swap to (i) hedge our receivables indexed in US dollars; and (ii) hedge of our guarantee margin generated by our put position of soybean at CBOT.

10.9 – Comments on items not evidenced in the financial statements

a.         How such items change or may change revenues, expenses, operating result, financial expenses or other items in the issuer’s financial statements.

Soybean and Contracts for supply of sugarcane between BrasilAgro and ETH Bioenergia

As regards to the sales contracts for future delivery of soybean, upon their realization (delivery date), they shall be recorded as revenue in the company.

As regards to the Contracts for supply of sugarcane upon their realization (delivery date), they shall be recorded as revenue in the company.

As regards to the costs of agricultural products object of the contracts, the recognition shall also occur upon the transfer of ownership, with the issue of the tax documents and shipment of the products.

Foreign Exchange Swap

Our foreign Exchange position may be positive or negative, which, as a consequence shall reflect positively or negatively on our financial result, upon its realization. Since our position, in the foreign exchange swap, is put position, the devaluation of real shall generate financial loss; whereas the valuation of real shall represent financial gain.

b.         Nature and purpose of the operation

We carry out sales contracts for future delivery of soybean to guarantee prices.

The Contract for supply of sugarcane guarantees the sale of our entire production.

The foreign exchange swaps  aim to (i) hedge our receivables indexed in US dollars; and (ii) hedge of our guarantee margin generated by our put position of soybean at CBOT.

c.         Nature and amount of the obligations assumed and rights generated on behalf of the issuer due to the operation.

Soybean

The sales price of soybean may be established by us, for the total or partial volume to be sold, up to the delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at CBOT. The price established in US dollars is settled at the end of the commitment period in reais considering foreign Exchange rates contractually defined some days before the date of the financial settlement.

The terms of our contracts subject us to the payment of fines in case of non delivery of the committed volumes.

Contracts for supply of sugarcane between BrasilAgro and ETH Bioenergia

In our contracts for the exclusive supply to ETH Bioenergia, ETH Bioenergia is obliged to acquire our total production of two full cycles of sugarcane crop, of six agricultural years, with five cuts, with the possibility of extension of this period for one more full agricultural cycle, by means of agreement between the parties. The duration of each cycle may also be extended by common agreement between the parties.

Foreign Exchange Swap

Our position in the foreign exchange swap  is put position with the purpose of hedge  of our obligations indexed to US dollars.

The table below presents our position in relation to the outstanding derivative instruments (in accordance with our commitments related to soybean, the contracts for exclusive supply of sugarcane and our foreign exchange swaps):

							2014

					Company		Consolidated		Total	Volume / Position

Risk	Maturity		Outstanding derivative instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Unit

Currency US$	July -14		BM&F	Banks	-	-	495	-	495	41.750	US$
Currency US$	July -14		NDF	Banks	-	-	1.933	-	1.933	(16.319)	US$
Currency US$	August -14		NDF	Banks	-	-	63	-	63	5.000	US$
Currency US$	March -15		NDF	Banks	-	-	435	-	435	(2.644)	US$
CurrencyUS$	July -15		NDF	Banks	-	-	63	-	63	(2.280)	US$
Currency US$	July -14		Options	Banks	1.101	-	1.101	-	1.101	(16.204)	US$

			Current		1.101	-	4.027	-	4.027	11.583	US$
			Non Current		-	-	63	-	63	(2.280)	US$
			Total Risk with currency		1.101	-	4.090	-	4.090	9.303	US$

Commodities:
Soybean CBOT	April-15		Derivatives Soybean(Future)	Trading Companies/Banks/CBOT	340	-	340	-	340	(90.714)	bags
Soybean CBOT	June -15		Derivatives Soybean(Future)	Trading Companies/ Banks /CBOT	446	-	446	-	446	(90.714)	bags
Corn CBOT	Sept	-14	Derivatives corn (Future	Trading Companies/ Banks /CBOT	-	(204)	-	(204)	(204)	166.684	bags
Corn BM&F	Sept	-14	Derivatives corn BM&F	BM&F	22	-	22	-	22	(166.659)	bags

			Current		808	(204)	808	(204)	604	(181.403)	bags
			Non Current		-	-	-	-	-	-	bags
			Total Risk with commodities		808	(204)	808	(204)	604	(181.403)	bags

			Total Risks		1.909	(204)	4.898	(204)	4.694	N.A.

			Deposited margin		(257)	-	13.420	-	13.420

				Current	1.652	(204)	18.255	(204)
				Non Current	-	-	63	-
				Result from Derivatives (Note 28)	2.835	(3.712)	2.835	(8.418)

								2013
				Company		Consolidated		Total	Volume / Position

Risk	Maturity	Outstanding derivatives instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Amount ('000)	Unit
Currency US$	July -13	BM&F/NDF	Banks	-	(1.102)	2.290	(2.076)	214	27.375	US$
Currency US$ March-14		NDF	Banks	-	-	-	(784)	(784)	(5.288)	US$
Currency US$	June -14	NDF	Banks	-	-	110	-	110	983	US$
Currency US$	July -14	NDF	Banks	-	-	-	(508)	(508)	(12.137)	US$
Currency US$	July -14	Options	Banks	-	(632)		(632)	(632)	(12.394)

		Current		-	(1.102)	2.400	(2.860)	(460)	23.070	US$
		Non current		-	(632)	-	(1.140)	(1.140)	(24.531)	US$
		Total risk with currency		-	(1.734)	2.400	(4.000)	(1.600)	(1.461)	US$

Commodities:
Soybean CBOT August-13		Derivatives Soybean	Trading Companies/Banks/CBOT	12	-	12	-	12	(29)	Bags
Soybean CBOT	May -14	Derivatives Soybean	Trading Companies/ Banks /CBOT	598	-	598	-	598	(181)	SBags
Soybean CBOT	July -14	Derivatives Soybean	Trading Companies/ Banks /CBOT	1.058	-	1.058	-	1.058	(606)	SBags
Corn CBOT	July -14	Derivatives Corn	Trading Companies/ Banks /CBOT	254	-	254	-	254	Sacas(114)
Soybean CBOT	July -14	Options	Trading Companies/Banks/CBOT	402	-	402	-	402	(204)	SBags
		Current		610	-	610	-	610	(210)	SBags
		Non current		1.714	-	1.714	-	1.714	(924)	SBags
			Total risk with commodities	2.324	-	2.324	-	2.324	(1.134)	SBags
		Total risks		2.324	(1.734)	4.724	(4.000)	724	N.A.
	Margin		Margin deposits	208	-	14.071	-	14.071	-

		Current		818	(1.102)	17.081	(2.860)
		Non current		1.714	(632)	1.714	(1.140)
		Result from Derivatives		18.051	(24.438)	16.043	(21.006)

10.10 – Business plan

a.            Investments, including:

i.                             Quantitative and qualitative description of investments in progress and of foreseen investments;

We are focused on the acquisition, development and exploration of agricultural properties and acquisition and development of properties which we believe have a significant potential for generation of cash flow and valuation. Our main investments include:

Acquisition and Development of Land: Our main capital expenditure arises from the acquisition and development of agricultural properties. Since the beginning of our operations up to June 30, 2014, we invested R$484.3 million in the acquisition, development and transformation of agricultural properties, of which R$44.8 million are currently committed with the payment of balance for the purchase of such properties.

Grains cultivation: The area of our farms for the cultivation of grains is 129,909 hectares, of which, 8,112 hectares have already been developed for the grains cultivation at the time of the properties’ acquisition, whereas 51,662 hectares were developed by us. Since the beginning of our operations up to June 30, 2014, we invested R$115.7 million, respectively, in the transformation of areas for grains cultivation.

Sugarcane cultivation: Since the beginning of our operations up to June 30, 2014, we invested R$54.4 million in the transformation of 1,078 hectares of pasture and 7,653 hectares of grains in our Araucária and Alto Taquari farms into areas for the sugarcane cultivation.

Development of land for pasture and cattle rearing: We recently started the development of 14,237 hectares of useful areas for pasture and cattle rearing  of Preferência farm. This was made through: (i) transformation of areas covered by native vegetation or unproductive pasture into productive pasture able of intense cattle rearing; and (ii) construction of the necessary infrastructure for the cattle rearing, as confinements, fences and drinking fountains. Since the beginning of our operations up to June 30, 2014, we invested R$20.5 million in the development of land for pasture and cattle rearing.

Development of forests for cultivation of eucalyptus: We plan to develop the 19,004 hectares of land suitable for plantation of Nova Buriti farms into forests for the cultivation of eucalyptus. We are waiting for the obtaining of environmental licenses to start operations in the property.

Improvement of land: Since the beginning of our operations up to June 30, 2014, we invested R$28.6 million in the construction of farms headquarters, accommodation, warehouses, facilities, silos, roads and other improvements in our farms.

Machinery and vehicles: Since the beginning of our operations up to June 30, 2014, we invested R$21.4 million in the acquisition of tractors, harvesters and sowing machinery and other agricultural equipment.

Sources of financing of investments

We finance our investments both with own resources and through loans and credit lines with development banks and governmental development bodies, whose interest rates are lower than the market ones. Among our sources of financing, we highlight:

Acquisition of land: Since the beginning of our operations up to June 30, 2014, we invested R$484.3 million in the acquisition, development and transformation of agricultural properties, of which R$44.8 million is currently committed with the remaining payment for the purchase of such properties.

Development of land: Since the beginning of our operations up to June 30, 2014, we invested a total of R$115.7 million in the development of land for grains cultivation, of which R$51.9 million was financed by loans from Banco do Nordeste do Brasil, or BNB, R$15.0 million from Banco Itaú and R$48.8 million of which of our own resources.

Sugarcane cultivation: Since the beginning of our operations up to June 30, 2014, we invested a total of R$54.4 million in the development of land for sugarcane cultivation, of which R$16.9 million was financed with loans from BNDES and R$37.5 million of our own resources.

Improvement of land: Since the beginning of our operations up to June 30, 2014, we invested a total of R$28.6 million in connection with improvements, of which R$5.9 million financed with loans from Banco do Nordeste do Brasil, and R$22.7 million of our own resources.

Machinery and vehicles: Since the beginning of our operations up to June 30, 2014, we invested a total of R$21.4 million in the purchase of machinery and vehicles, of which R$13.5 million was financed through loans from BNDES, and R$7.9 million from our own resources.

iii.        significant divestments in progress and foreseen divestments

Not applicable. We do not have significant divestments in progress or foreseen.

b.         already disclosed acquisitions of plants, equipment, patents or other assets which may significantly influence on the Company’s productive capacity

Not applicable, since we do not have plants, equipment, patents or other assets which may significantly influence on the Company’s productive capacity.

c.         new products and services, indicating:

i.          Description of researches in progress already disclosed;

Not applicable, since we do not have researches in progress already disclosed.

ii.         Total amounts spent by the issuer in researches for development of new products or services;

Not applicable, since we do not have expenditures for development of new products or services.

ii.                            Projects under development already disclosed, and,

Not applicable, since we do not have projects under development already disclosed.

iii.                          Total amounts spent by the issuer in the development of new products or services.

Not applicable, since we do not have researches for new products and services.

Annex II – Information pointed out in item 13 of the Reference Form, due to the proposal on the determination of the Company’s management compensation

Information required by Article12 of CVM Instruction 481/09.

13.1 – Description of the policy or practice of compensation, including the non statutory board

a. compensation policy or practice:

The compensation policy practiced by our managers, including the members of the Board of Directors, Fiscal Council and Directors aim to attract and retain differentiated professionals who may contribute for our sustainable growth. This policy is based on the best practices of the market obtained through periodical researches, aligning the interests of our Executive Board and our stockholders.

The members of the Board of Directors and Directors are eligible to the variable compensation so that they are able to share our risks and our results, features of a transparent policy aimed at sustainable results.

The members of the Fiscal Council receive only fixed compensation, with no compensation based on bonus.

b. Composition of the Compensation, indicating:

i. description of the compensation elements and the purpose of each one

a) Board of Directors and Fiscal Council

The Board of Directors and the Fiscal Council receive a fixed compensation, established according to the practices of the market. The Board of Directors is entitled to the variable compensation (bonus). The Fiscal Council is not entitled to the variable compensation.

The purpose of the compensation attributed to the members is to attract experienced professionals, who can better guide the business practiced by the Company, transforming the efforts of the coworkers into profits for the stockholders.

b) Directors

The members of our Board are entitled to fixed and variable compensation (bonus), which does not include stock based compensation given as compensation .However our Board participates in our Stock Option Plan (“Stock Options”). The amounts paid as fixed compensation follow the market standards, allowing us to attract and to retain differentiated professionals, who add value to our results.

The purpose of the short term variable compensation is to reward the executive based on the annual result, defined by the achievement of targets established for the Company and determined individual targets for the same period. The long term variable compensation, based on stocks option agreements, aims at rewarding the executive for the achieved result and his retention. The purpose of our variable compensation is to align the executives’ interests with ours and our stockholders.

ii. proportion of each element in total compensation

The compensation of the Fiscal Council is fixed.

For the Board of Directors the fixed compensation corresponds to approximately 70% of the total compensation and the variable compensation corresponds to about 30%.

For the Board of Directors the fixed compensation corresponds to approximately 70% of the total compensation of the Directors and the variable compensation corresponds to about  30%.This  percentage does not include the part relating to Stock Options based compensations,  the program of which was approved at the Meeting of the Board of Directors on August 11, 2010.

These percentages may vary due to changes in the results obtained by the Company in the period, given the component of risks sharing and results existing in the variable compensation.

iii. Calculation and readjustment methodology of each of the compensation elements

The compensation paid to our managers is annually compared with the one practiced in the market, through researches carried out by specialized external advisory companies, so that its competitiveness may be assessed and eventually evaluate the need of adjustments in some components of the compensation. In addition, the directors’ salaries are readjusted in accordance with the inflation rate (collective agreement) once a year.

iv. Reasons to justify the composition of the compensation

We adopt a model of compensation composition for the Board in order to concentrate a significant portion of the total compensation in the variable components (both short and long term), that is part of our policy of sharing risks and results with our main executives.

In order to maintain the competitiveness of the compensation offered to the Board of Director and the Fiscal Council, we pay attention to the amounts practiced in the market. Based on this parameter, our Counselors establish the amount of profit sharing of Directors and Employees of the company. They also establish the distribution among the Directors, individually, of the global annual compensation portion of the managers established by the General Meeting. The reasons exposed to justify the variable compensation of the Board are not applied to the others bodies of the Company.

c. main performance indicators which are taken into consideration in the determination of each element of the compensation:

In order to determine all the Board compensation items the performance and individual goals are taken into consideration. The variable compensation is directly linked to the indicators included in our Strategic Planning, which is approved by the Board of Directors and includes the defined targets for the period, especially those related to the obtained financial results as, for example, sales, and profitability, among others.

d. how the compensation is structured in order to reflect the evolution of the performance indicators:

Our compensation policy is fixed or structured in order to reflect the performance evolution. The Fiscal Council compensation, for being fixed, is not determined by performance indicators, once the compensation of these bodies is fixed, based on the values practiced in the market.

On the other hand, the directors are evaluated in a qualitative and quantitative way, under financial and operating perspective. The evaluation is linked to the fulfillment of Individual Targets and the achievement of the Company’s General Targets. We analyze and relate our performance to the performance of our Board. Accordingly, we calculate the salaries increases and the variation of the multiple salaries received as bonus to the performance showed during the evaluated period, according to the merit of each director.

e. how the policy or compensation practice is aligned to the short, medium and long term interests of the Company:

The format of our compensation described above aims at encouraging the coworkers to search for the best profitability of the investments and developed projects, so that to align their interests with ours. In a short term perspective, we search for obtaining such alignment by means of salaries and package of benefits compatible with the market.

In medium term, we aim at obtaining such alignment by the payment of bonus and profit sharing to certain coworkers.

In long term, we aim at retaining qualified professionals by means of stock options to the management members.

Our compensation policy searches for the balance of the following interests of the Company:

•                     Compatibility of costs of our compensation with the market;

•                     Strategic alignment;

•                     Creation of value; and

•                     Talents attraction and retention.

For such, we consider that the coworker keeps interest in a fair, transparent and compatible reward with his performance.

f. existence of compensation supported by subsidiaries or direct or indirect controllers:

There is no compensation supported by subsidiaries or direct or indirect controllers of the Company.

g. existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company control:

There is not any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company’s control.

13.2 – Total compensation of the board of directors, statutory board and Fiscal Council

Year ending June 30, 2015 – Annual Amounts (estimated)
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9.00	4.00	3.00	16.00
Fixed Compensation
Salary or pro-labore	800,000.00	2,440,000.00	260,000.00	3,500,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Participation in committees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other fixed compensations	0.00	0.00	0.00	0.00
Variable compensation
Bonus	3,000,000.00	3,000,000.00	0.00	6,000,000.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Discontinuance of the position	0.00	0.00	0.00	0.00
Stock based compensation	0.00	0.00	0.00	0.00
Remark	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012
Total compensation	3,800,000.00	5,440,000.00	260,000.00	9,500,000.00
Year ended 06/30/2014 – Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Numberº of members	9,00	4,00	3,00	16,00
Fixed compensation
Salary or pro-labore	556.500,00	2.769.833,98	161.589,39	3.487.923.37
Direct and indirect benefits	0,00	337.393,80	0,00	337.393,80
Participation in committees	0,00	0,00	0,00	0,00
Other	62.700,00	572.346,55	32.317,89	667.364,44
Description of other fixed compensations	INSS	INSS	INSS
Variable compensation
Bonus	3.000.000,00	1.499.796,12	0,00	4.499.796,12
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Committees	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Post-employment	0,00	0,00	0,00	0,00
Discontinuance of the position	0,00	0,00	0,00	0,00
Stock based compensation	0,00	0,00	0,00	0,00
Remark	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012
Total compensation	3.619.200,00	5.179.370,45	193.907,28	8.992.477,73

Year ended 06/30/2013 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	7.08	4.00	3.00	14.08
Fixed compensation
Salary or pro-labore	640,000.00	2,566,845.87	161,467.15	3,368,313.02
Direct and indirect benefits	0.00	202,770.48	0.00	202,770.48
Participation in committees	0,00	0.00	0.00	0.00
Other	92,929.62	513,969.33	39,989.12	646,888.07
Description of other fixed compensations	INSS	INSS	INSS
Variable compensation
Bonus	2,500,001.60	1,500,258.86	0.00	4,000,260.46
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Discontinuance of the position	0.00	0.00	0.00	0.00
Stock based compensation	0.00	0.00	0.00	0.00
Remark	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012
Total compensation	3,232,931.22	4,783,844.54	201,456.27	8,218,232.03

Total compensation for the Year ended 06/30/2012 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	6.00	4.00	3.00	13.00
Annual fixed compensation
Salary or pro-labore	720,000.00	2,913,122.44	137,467.35	3,770,589.79
Direct and indirect benefits	0.00	209,071.98	0.00	209,071.98
Participation in committees	0.00	0.00	0.00	0.00
Other	144,000.00	482,836.27	27,493.47	654,329.74
Description of other fixed compensations	INSS	INSS	INSS
Variable compensation
Bonus	1,111,641.60	1,038,392.45	0.00	2,150,034.05
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Discontinuance of the position	0.00	0.00	0.00	0.00
Stock based compensation	0.00	0.00	0.00	0.00
Remark	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012
Total compensation	1,975,641.60	4,643,423.14	164,960.82	6,784,025.56

13.3 – Variable compensation of the board of directors, statutory board and fiscal council:

2015* (Estimated)	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9.00	4.00	3.00	16.00
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	3,000,000.00	2,500,000.00	-	5,500,000.00
Amount estimated in the compensation plan should the established targets be achieved	3,000,000.00	2,500,000.00	-	5,500,000.00
Amount effectively recognized	-	-	-	-
Profit sharing
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan should the established targets be achieved	-	-	-	-
Amount effectively recognized	-	-	-	-

2014*	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9.00	4.00	3.00	16.00
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	3,000,000.00	2,500,000.00	-	5,500,000.00
Amount estimated in the compensation plan should the established targets be achieved	3,000,000.00	2,500,000.00	-	5,500,000.00
Amount effectively recognized	3.000.000,00	1.499.796,12	-	4.499.796,12
Profit sharing
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan should the established targets be achieved	-	-	-	-
Amount effectively recognized	-	-	-	-

2013*	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	7.08	4.00	3.00	14.08
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	2,500,000.00	2,100,000.00	-	4,600,000.00
Amount estimated in the compensation plan should the established targets be achieved	2,500,000.00	2,100,000.00	-	4,600,000.00
Amount effectively recognized	2,500,001.60	1,500,258.33	-	4,000,260.46
Profit sharing
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan should the established targets be achieved	-	-	-	-
Amount effectively recognized	-	-	-	-
2012*	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	6.00	4.00	3.00	13.00
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	2,100,000.00	2,100,000.00	-	4,200,000.00
Amount estimated in the compensation plan should the established targets be achieved	2,100,000.00	2,100,000.00	-	4,200,000.00
Amount effectively recognized	1,111,641.60	1,038,392.45	-	2,150,034.05
Profit sharing
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan should the established targets be achieved	-	-	-	-
Amount effectively recognized	-	-	-	-

* The business year of Brasilagro comprises the period from July 1 to June 30 of the following year.

13.4 – Stock based compensation plan of the Board of Directors and Statutory Board

a. General terms and conditions

Our Plan was established on 10/29/2008 on behalf of selected professionals at the sole discretion of the Board of Directors among our Managers and Executives and the ones from our Subsidiaries.

Our Plan is implemented and managed by our Board of Directors, which may, at its sole discretion, by means of resolutions, supplement its terms and conditions, provided that limits and restrictions established by Law, in the Bylaws of the Company, applicable regulations, in the Plan and guidelines established by the stockholders of the Company in General Extraordinary Meeting,  are respected.

The granting of stock options or acquisition of shares to the Participants is conducted by means of stock option Programs. The Board of Directors is responsible for establishing the stock option Programs.

To this end, the Board of Directors is responsible for establishing for each Stock Option Program, subject to the general criteria established in the Plan, (i) the total number of our shares object of the options to be issued in the context  of the Plan; (ii)the terms and/or events for the stock options or acquisition of shares become exercisable; (iii) the exercise price of the option and the restatement index of the price until the date of exercise of the option  ( automatically applicable in shortest period foreseen in law ). The Board of Directors may, at any time, change the restatement index; (iv) the payment conditions of the exercise price; (v) the deadline for the option exercise or the criteria to determine it; (vi) any restrictions to the negotiation of the subscribed or acquired shares due to the option exercise; and (vii) possible penalties.

The granting of  options according to our Plan is individually carried out to each Participant, upon the signature of Stock Options Agreements executed between us and the Participant, which should specify , without  prejudice of others conditions determined by the Board of Directors, the quantity of shares object   of the granting, the conditions for the acquisition of the right to the option exercise, the deadline for the exercise of the stock option acquisition, the exercise price of the option and the payment conditions.

Both the Plan and or each one of its Stock Option Programs, and as a consequence the options granted based on them and the subscription of new shares derived from the options, as the case may be, shall be subject to the Corporation Law and the applicable regulation. Each Participant shall commit, by means of signing the Granting Agreement, to be subject to CVM regulation, particularly CVM Instruction 358 and our Policy for Trading of Shares Issued, if applicable.

The granting of options in the Plan context was established at Meeting of the Board of Directors held on August 11, 2010, which determined the exercise price of the granting in the amount of R$ 8.97 per share.

The options can only be exercised as from 2 (two) years after the granting, that is, on August 12, 2012, effective for 5 (five) years from the granting date. The granting of options in the context of the Plan for the Second Granting occurred at Meeting of the Board of Directors held on July 03, 2012, which established the exercise price of the granting in the amount of R$ 8.25 per share.

The options may be exercised as from July 03, 2012, effective for 5 (five) years from the granting date.

The granting of options in the context of the Plan for the Third Granting occurred at Meeting of the Board of Directors held on September 04,  2012, which established the exercise price of the granting in the amount of R$ 8.25 per share.

The options can only be exercised as from 2 (two) years after the granting, that is, on September 04, 2014, effective for 5 (five) years from the granting date.

b. Purpose of the Plan

The Stock Option Plan aims at allowing our Managers and Executives to acquire our shares, in order to foster the expansion, the success, and the consecution of our proposes, align our stockholders interests to their Managers and Executives, and to encourage the Managers and Executives to substantially contribute to our success.

c. How the plan contributes for these purposes

The Stock Option Plan is structured in order to encourage our Managers and Executives participants of the Plan to contribute to our success, once such Managers and executives are directly benefited with the valuation in the price of the shares issued by the Company after the options granting. Therefore, the alignment of interests of our shareholders with our Managers and Executives is a way to achieve the main purpose of the Plan, that is, our growth, success, and the consecution of our objectives.

d. How the plan is inserted in the issuer’s compensation policy

The option plan is inserted in our compensation policy, searching for, in addition to the fair retribution for the performance, the leverage of results for the company and the reward for our executives.

The options granting to our Managers and Executives in the scope of the Plan, as well as the exercise of these options by the beneficiaries, does not have any relationship and are not linked to the fixed or variable compensation, or profit sharing due to the Managers or Executives participants of the Plan.

e. How the plan aligns the interests of the managers and of the issuer in short, medium and long term

By instituting the Granting Plan, we aim at strengthening the commitment of our Managers and Executives for the fulfillment of goals and annual results to be achieved, resulting in a short time alignment of interests.

Indeed, before the convergence of interests existing in the Plan, there is a motivation of our Managers to achieve the expected results also in the medium term, once this type of bonus, in which the managers receive options of exercise to purchase our shares, makes the Managers to aim at the improvement in the results and the valuation of our assets, with the consequent valuation of the shares price, thus maximizing, their own gains.

There is, finally, a long term interests alignment, since the period (two years) of vesting and the potential valuation of the shares object of options also encourage the Managers to generate better long term results, as well as to remain in the Company, that is, the Plan also helps us to retain our main Executives for a longer time, which is fundamental to our management and long term strategies.

f. Maximum number of shares comprised

 The stock options which may be granted after the period of investiture according to the Plan may grant rights on a number of shares not exceeding , at any time, the maximum and cumulative  amount of  2% (two per cent) of our shares at any time, which currently correspond to  1,168,448 shares, considering in this calculation all the  options already granted in the terms of the Plan, exercised or not, except for those which have been extinguished and not exercised , provided that the total number of shares issued  or liable of being issued in the terms of the Plan is always within our limit of the authorized capital. With the purpose to satisfy the exercise of the granted options in the terms of the Plan, we may, at the Board of Directors discretion, (i) issue new shares within our limit of the authorized capital, or (ii) sell our shares held in Treasure.

g. Maximum number of options to be granted

As exposed in the item above, the stocks options granted in accordance with the Plan cannot give rights on a number of shares exceeding, at any time, the maximum and cumulative amount of 2% (two per cent) of our shares. Accordingly, the maximum number of options to be granted in the scope of the Plan may vary according to the number of shares object of each option, as defined by the Board of Directors in the stock options programs.

h. Conditions for the shares acquisition

The participant of the Plan wishing to exercise his option of shares acquisition shall inform, in writing, his intention of doing so and indicate the quantity of shares to be acquired, in the terms of the communication model to be disclosed by the Board of Directors.

We will inform to the participant the exercise price to be paid, based on the quantity of shares informed by the participant, and our Management shall take all the necessary measures to formalize the acquisition of shares object of the exercise.

i. Criteria to establish the acquisition or exercise price

The Board of Directors shall establish the exercise price of the options, case by case, subject to the minimum price, in the terms of the Plan, corresponding to the average quotation of our shares in the trading sessions of  BM&FBOVESPA ,weighted by the trading volume during the last 30 (thirty)  trading sessions  previous to the option granting.

j. Criteria to establish the exercise term

The Board of Directors shall establish the term for the options exercise, also determining the date of the investiture and the exercise period of the options granted.

Our effective Granting Program estimates that each option granted to the Participant shall be effective for 3 ( three) years from the date in which the vesting period starts, thus defined the period in which the options granted to the Participants are liable of exercise.

The date established by the Board of Directors as opening date of the vesting period corresponds to August 12, 2012. Accordingly, the options granted to the Participants are liable of exercise, in its totality, since the date established for the opening of the vesting up to the end of 3 (three) years. Our effective Granting Program establishes that each option granted to the Participant shall be effective for the period of 3 (three) years from the related vesting period, defined by the Board of Directors as August 12, 2012.The options granted to the Participants are liable of exercise, in its totality, at the vesting date up to the end of 3 (three) years.

k. Form of liquidation

The price of the exercise of the option shall be paid in the forms and terms established by the Board of Directors. While the exercise price is not fully paid, the shares acquired with the option exercise in the terms of the Plan cannot be sold to third parties, except upon previous authorization from the Board of Directors, event in which the proceeds from the sale shall be primarily addressed for the payment of the Participant debt with the Company.

The Participant shall pay us in kind, within 15 (fifteen) business days after the register of the shares in the name of the Participant in the books of the financial institution custodian of our shares, in the case of purchase and sale of our shares held in treasury; or (b) upon the subscription of shares by the Participant, in the case of subscription of new shares within the limit of the authorized capital, where we may, at our own discretion, lend the amount of the exercise price to the Participant, who shall, in such case, pay the principal amount of this loan plus interest at the rate of 100% of CDI calculated from the date of disbursement and the date of the effective payment, within 15 (fifteen) business days from the disbursement of the loan.

l. Restrictions to the transfer of shares

There are no restrictions for the transfer of our shares acquired by the Participants through options granted due to the effective Granting Program. However, the Board of Directors may, at its own discretion, impose preceding terms and/or conditions for the exercise of the options, and impose restrictions to the transfer of shares acquired with the exercise of options, and may grant repurchase options or preference rights in case of sale of these same shares by the Participant, up to the end of the period and/or fulfillment of the established conditions.

m. Criteria and events which, when occurred, shall result in the suspension, alteration or extinguishment of the plan

Alteration and Suspension of the Plan. The Board of Directors may, at its own discretion, through resolutions, change the terms and conditions of the Plan. It may also, whenever situations which, in the terms of the effective law or regulation, restrict or prevent the trading of shares by the Participants, suspend the right to the exercise of the options by the Participants.

Extinguishment of the Plan. The Plan may be extinguished by resolution of our Shareholders or by the Board of Directors, however such extinguishment shall not affect the efficiency of the options still effective, previously granted, nor the prevalence of restrictions to the negotiability of the shares and/or preference right instituted by the Plan.

The Plan and the related granted options shall be automatically extinguished in the events of cancellation of register of publicly held company, discontinuance of negotiation of our shares in the over-the-counter market, organized market or stock exchange, dissolution or liquidation of the Company.

Also, the options granted in the terms of the Plan shall be automatically extinguished, discontinuing all its effects of full right, in the following events:

(i) through its full exercise;

(ii) after the deadline of the effective period of the option;

(iii) in the event of our dissolution, liquidation or bankruptcy; or

(iv) decease or retirement of the Participant.

n. Effects from the exit of the manager from the issuer’s bodies on his rights established in the stock based compensation plan

As established in the Plan, in the events of the Participant resignation, by his, our or any of our subsidiaries initiative, for any reason, except for just cause, all the options granted and which are not yet exercisable, shall be automatically extinguished, of full right, regardless of previous notice or indemnity. Notwithstanding, the Participant shall be entitled to exercise the options already exercisable at the date of his resignation in the period determined by the Board of Directors, through the delivery of communication in writing.

In the event of the Participant resignation due to just cause, all the options granted to the Participant, whether exercisable or not at the date of resignation, shall be automatically extinguished, of full right, regardless of previous notice or indemnity.

The resignation does not comprise the following events: (i) change in our legal relationship with the Participant, provided that, after mentioned change, the Participant is still considered Manager or Executive, as defined in item 3 of this Plan, (ii) decease or permanent disability, and (iii) retirement. Resignation comprises the events of removal, substitution or non reelection as manager and termination of the labor agreement or of the services rendering.

* Decease or Permanent disability. In the event of decease or permanent disability of the Participant, the Board of Directors shall decide whether the vesting period of the options not yet exercisable shall become immediately exercisable. The options which are already exercisable at the date of decease or permanent disability of the Participant may be exercised by the heirs or successors of the Participant, by legal succession, by testamentary disposition, or by the administrator of the Participant’s estate, in the event of the Participant1s decease, or by the Participant himself, in the event of permanent disability, in the term determined by the Board of Directors, through delivery of communication in writing.

* Retirement. In the event of the Participant’s retirement, the Board of Directors shall decide whether the vesting period of the options not yet exercisable will immediately become exercisable. The options already exercisable at the date of the Participant’s retirement may be exercised in the period established by the Board of Directors, through delivery of communication in writing.

13.5 – Interest in shares, quotas and other convertible marketable securities, held by the managers and fiscal counselors - by body

Shares

Board of Directors

The members of the Board of Directors hold 100% corporate interest in Consultores Assets Management S.A., which holds 100% corporate interest in Consultores Venture Capital Uruguai S.A.

The members of the Board of Directors hold 100% corporate interest in Nagifer, which holds 1.52% of the share capital of IFIS.

The members of the Board of Directors hold 100% corporate interest in Nelamar, which holds 2.33% of the share capital of IFIS.

The members of the Board of Directors hold 100% corporate interest in Consultores Venture Capital Uruguai S.A., which holds 13.93% of the share capital of IFIS.

The members of the Board of Directors hold 100% corporate interest in Consultores Venture Capital Limited, which holds 2.07% of the share capital of IFIS.

The members of the Board of Directors hold 100% corporate interest in Idalgir S.A, which holds 5.17% of the share capital of IFIS.

The members of the Board of Directors hold 100% corporate interest in Agroinvestment S.A., which holds 12.11% of the share capital of IFIS.

The members of the Board of Directors hold 34.80% corporate interest in IFIS Limited, which holds 100% of the share capital of Inversiones Financieras del Sur S.A.

The members of the Board of Directors hold direct corporate interest in Cresud of 1.17% of its share capital.

The members of the Board of Directors hold direct and indirect corporate interest of 38.18% in Cresud, which holds 100% of Agrology and which, on its turn, holds 100% of Helmir S.A.

The members of the Board of Directors hold 100% corporate interest in E. H. Capital Management Ltd., which holds 100% of the share capital of Cape Town.

The members of the Board of Directors hold corporate interest of approximately 0.01% in Jaborandi Propriedades Agrícolas S.A.

Directors

The Directors hold corporate interest of approximately 0.02% of the share capital of Cresud.

The Directors hold corporate interest of approximately 0.01% in the following subsidiaries: Imobiliária Araucária; Imobiliária Ceibo; Imobiliária Cremaq; Imobiliária Engenho de Maracaju; Imobiliária Flamboyant; Imobiliária Mogno; e Jaborandi Propriedades Agrícolas S.A.

Warrants

Board of Directors

Cresud, company in which the members of the Board of Directors hold direct and indirect corporate interest of 39.64%, as described above, holds 25,449 Warrants of 1st Issue and 25,449 Warrants of 2nd Issue.

 Helmir, company 100% held by Agrology, which, on its turn, is 100% held by Cresud, as described above, holds 38,551 Warrants of 1st Issue and 38,551 Warrants of 2nd Issue.

Directors

The Directors hold corporate interest of approximately 0.02% of the share capital of Cresud, which, as described above, holds 25,449 Warrants of 1st Issue and 25,449 Warrants of 2nd Issue, in addition to corporate interest of 100% of Helmir, which holds 64,000 Warrants of 1st Issue and 64,000 Warrants of 2nd Issue.

13.6 – Stock based compensation of the board of directors and statutory board

Stock based compensation estimated for the current year – First Granting
	Board of Directors*	Statutory Board
Number of members	x	5**
Stock options granting	x	yes
Date of granting	x	08/11/2010
Quantity of options granted	x	301,848
Period for the options to become exercisable	x	2 years
Deadline for the options exercise	x	5 years
Term of restriction to the transfer of shares	x	No restriction
Weighted average price of exercise:	x
(a) Outstanding options at the beginning of the year	x	R$ 8.97
(b) Options lost during the year	x	-
(c) Options exercised during the year	x	-
(d) Options expired during the year	x	-
Fair value of options at the granting date	x	R$ 6.16
Potential dilution in case of exercise of all of them	x	0.63%

Stock based compensation estimated for the current year – Second Granting
	Board of Directors*	Statutory Board
Number of members	x	5**
Stock options granting	x	yes
Date of granting	x	07/03/2012
Quantity of options granted	x	260,952
Period for the options to become exercisable	x	07/03/2012
Deadline for the options exercise	x	5 years
Term of restriction to the transfer of shares	x	No restriction
Weighted average price of exercise:	x	-
(a) Outstanding options at the beginning of the year	x	R$ 8.25
(b) Options lost during the year	x	-
(c) Options exercised during the year	x	-
(d) Options expired during the year	x	-
Fair value of options at the granting date	x	R$ 3.60
Potential dilution in case of exercise of all of them	x	0.54%

Stock based compensation estimated for the current year –Third Granting
	Board of Directors*	Statutory Board
Number of members	x	5**
Stock options granting	x	yes
Date of granting	x	09/04/2012
Quantity of options granted	x	260,952
Period for the options to become exercisable	x	2 years
Deadline for the options exercise	x	5 years
Term of restriction to the transfer of shares	x	No restriction
Weighted average price of exercise:	x	-
(a) Outstanding options at the beginning of the year	x	R$ 8.52
(b) Options lost during the year	x	-
(c) Options exercised during the year	x	-
(d) Options expired during the year	x	-
Fair value of options at the granting date	x	R$ 4.08
Potential dilution in case of exercise of all of them	x	0.54%

*The Board of Directors does not receive stock based compensation.

**The number of members of the Statutory Board informed in this item differs from the one informed in the table of item 13.2 because it includes one non statutory director.

13.7 – Information on the outstanding options held by the board of directors and statutory board

Outstanding options at the end of the year ended 06/30/2014:

	Board of Directors	Statutory Board
Number of [m]embers	9	5*
Options not yet exercisable
Quantity	-	521,904
Date in which they will become exercisable	-	09/04/2014
Deadline for the exercise of options	-	09/04/2017
Term of restriction to the transfer of shares	-	n.a.
Weighted average price for the year	-	8.52
Fair value of options at the last day of the year	-	8.78
Options exercisable
Quantity	-	301,848
Maximum term for the exercise of options	-	09/04/[2][0][1][7]
Term of restriction to the transfer of shares	-	[n].a.
Weighted average price for the year	-	8.52
Fair value of options at the last day of the year	-	8.78
Total fair value of options at the last day of the year	-	2,650,225.44

*The number of members of the Statutory Board informed in this item differs from the one informed in the table of item 13.2 because it includes one non statutory director.

13.8 – Options exercised and shares delivered in relation to the stock based compensation of the board of directors and statutory board

Our executives do not receive stock based compensations. We have, however, a stock option plan, whose exercise by the executives has not occurred yet, since the investor period has not elapsed yet.

13.9 - Necessary information for the understanding of data disclosed in items 13.6 to 13.8 – Method of pricing of the shares and options values

To price the options the criterion adopted was the average quotation of the Company’s shares at the trading floor of the State of São Paulo Stock Exchange (BOVESPA),weighted by the trading volume during the last 30 (thirty) trading floors previous to the option granting.

The other information related to options is in the table below:

	First granting	Second granting	Third granting
Date of issuance	08/11/2010	07/03/2012	09/04/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.6	7.69	8.5
Quoted market price at end of period	8.78	8.78	8.78
Free risk interest rate %	11.36	9.37	9.12
Average period through maturity	5 years	5 years	5 years
Expected dividend yield %	1	0.5	0.5
Volatility of shares in the market - %	67.48	41.62	40.5
Number of outstanding options	301,848	260,952	260,952
Number of options to be exercised	301,848	260,952	260,952
Estimated fair value (R$/share)	6.16	3.6	4.08

13.10 – Information on the social security plans granted to the members of the board of directors and statutory board

There are no effective social security plans granted to the members of the Board of Directors and Directors.

13.11 – Maximum, minimum and average individual compensation of the board of directors, statutory board and fiscal council

	Statutory Board
	06/30/14	06/30/13	06/30/12
Number of members	4,00	4.00	4.00
Highest compensation amount	1.291.771,25	1,386,844.18	1,131,270.69
Lowest compensation amount	878.404,50	835,405.18	738,157.74
Average compensation amount	1.039.407,52	1,016,776.18	865,763.75

	Board of Directors
	06/30/14	06/30/13	06/30/12
Number of members	9.00	7.08	6.00
Highest compensation amount	1,566,453.10	1,303,641.60	176,000.00
Lowest compensation amount	40,300.00	142,000.00	44,000.00
Average compensation amount	404,562.50	448,517.66	90,000.00

	Fiscal Council
	06/30/14	06/30/13	06/30/12
Number of members	3.00	3.00	3.00
Highest compensation amount	35,808.13	50,980.80	44,873.60
Lowest compensation amount	8,301.15	33,512.05	13,863.75
Average compensation amount	20,198.67	40,366.79	33,273.00

13.12 - Mechanisms of compensation or indemnity to the managers in case of removal from the position or retirement

We have no contractual agreements, insurance policies or other instruments to structure mechanisms of compensation or indemnity to the managers in case of removal from the position or retirement.

13.13 – Percentage in total compensation held by managers and members of the fiscal council who are related parties to the controllers

2014 Body	Total compensation	Percentage of compensation of parties related to the controllers in the total compensation of the Body
Directors	4.157.630,10	-
Board of Directors	3,236,500.00	82.36%
Fiscal Council	161,589.39	-

2013 Body	Total compensation	Percentage of compensation of parties related to the controllers in the total compensation of the Body
Directors	4,783,844.54	-
Board of Directors	3,232,931.22	79.11%
Fiscal Council	201,456.22	-

2012 Body	Total compensation	Percentage of compensation of parties related to the controllers in the total compensation of the Body
Directors	4,643,423.14	-
Board of Directors	1,945,641.60	76.42%
Fiscal Council	164,960.82	-

13.14 – Compensation of managers and members of the fiscal council, by body, received for any other reason than the position occupied

Not applicable, since no member of the Board of Directors, Directors or Fiscal Council received compensation for positions other than the ones occupied.

13.15 – Compensation of managers and members of the fiscal council recognized in the results of the direct or indirect controllers, of companies under joint control and subsidiaries of the issuer

There are no amounts paid as compensation to members of our Board of Directors, Fiscal Council and Statutory Board recognized in the results of direct or indirect controllers, of companies under joint control and/or our subsidiaries.

Annex III – Information pointed out in annex 9-1-II to CVM Instruction 481, due to the proposal on the allocation of income (loss) for the year ended June 30, 2014 and non-dividends distribution

Information indicated in the items  12.6 to 12.10 of the Reference Form, due to the proposal about the election of the members of the Fiscal Council of the Company.

12.6 / 8 – Composition and professional experience of the executives and of the audit board

At the Annual General Meeting of 2014 there will be no elections for Board of Directors members.

Fiscal Council

Name	Age	CPF or Passport	Profession	Elected Occupied Position	Date of Election	Date of Take Office	Term of the Mandate	Other Positions or Duties in the Issuer	Elected by the Controller
Fabiano Nunes Ferrari	40	186.583.958-20	Lawyer	Effective Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Gabriel Herscovici Junqueira	27	176.635.488-25	Lawyer	Effective Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Marcos Paulo Passoni	40	121.746.898-63	Lawyer	Effective Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Daniela Gadben	36	223.422.038-61	Lawyer	Alternate Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Ivan Luvisotto Alexandre	31	307.599.448-06	Lawyer	Alternate Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Roberto Bedrikow	52	089.427.188-17	Lawyer	Alternate Member of the Fiscal Board	N/A	N/A	1 year	Does not exercise other duties or positions	N/A

Fabiano Nunes Ferrari holds a Law degree from the Catholic University of São Paulo (PUC-SP), a specialist degree in Corporate Law from the Catholic University of São Paulo (PUC-SP) and is a partner at Suchodolski Law Firm, specialized in the fields of Corporate Law, International Law, Foreign Investments, Mergers and Acquisitions and Contracts and Agreements. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. Formerly a lawyer at the Bryan Cave LLP law firm in New York. Also a member of the International Bar Association.

Gabriel Herscovici Junqueira holds a Bachelor of Laws degree and a Master of Civil Procedural Law degree from the University of São Paulo (USP). He is trained in accounting by the Getúlio Vargas Foundation and in negotiation by the Harvard Negotiation Institute. He is an associate attorney at Suchodolski Law Firm, where he specializes in the fields of International Law, Corporate Law, Civil Law and Litigation, with emphasis on alternative dispute resolution techniques. Also serves as arbitrator at ArbitraNet.

Marcos Paulo Passoni holds Law degree from Catholic University of São Paulo (PUC-SP), and holds Master’s degree in Diffuse Rights from Unimes. An associate attorney at Suchodolski Law Firm, he specializes in the fields of Civil Law and Litigation. He was member of board of OAB-SP. Also is professor of Civil Litigation Procedure in the Superior School of Advocacy.

Daniela Gadben holds a Law degree from the University of São Paulo (USP) and a LLM degree from the London School of Economics and Political Science. An attorney at Suchodolski Law Firm, acting in the fields of Corporate Law and International Law.

Ivan Luvisotto Alexandre holds a Law degree from the University of São Paulo (USP), a specialist degree in Accountability applied to Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP), as well as a specialist degree in Information Technology Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP). As a partner at Suchodolski Law Firm, with extensive experience in corporate planning and consultancy, M&As, international agreements and transactions, he has assisted Brazilian and foreign companies in structuring their investments in Brazil and abroad. Also is the Legal Director of the Brazil-Israel Chamber of Commerce and Industry since 2010.

Roberto Bedrikow holds a Law degree from the University of Geneva, Switzerland and the University of São Paulo (USP), as well as a LLM degree from the University of Law of Leicester, England. An attorney at Suchodolski Law Firm, he specializes in International Law, Agreements, International Labor Law and Digital Law (electronic certification).

12.7 – Composition of the statutory committees and audit, financial and compensation committees

According to the By Laws, our board of directors may establish one or more technical or advisory committees for specific purpose and with specific duties, whose members may or not include our officers or executive officers. Our board of directors must establish the rules applicable to those committees, including  rules for their composition, mandates, compensation and operation. Such committees are advisory committees and not deliberative by nature. The following advisory committees are currently established and active:

Compensation Committee

The Compensation Committee was established on March  1, 2012, and is composed of the following members, also elected at this date: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isaac Selim Sutton. According to its by-laws, the Compensation Committee provides advisory assistance to the Board of Directors, including as regards to the compensation determination and benefits to our officers and executive officers. Its activities include (i) submit the proposals to the Board of Directors as regards to the officers and executive officers compensation, (ii) advise the Board of Directors in relation to the granting of stock options or warrants to the executives and employees and (iii) advise the Board of Directors in relation to the plans of profit sharing involving our executives and employees.

Executive Committee

The Executive Committee was established on December 13, 2011, and is composed of the following members, also elected at this date: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang. According to its by-laws, the Executive Committee provides advisory assistance to the Board of Directors as regards to its role as supervisor body, advising the Board or periodically revising certain financial and strategic aspects of our business. Its activities include (A)  advise the Board of Directors in relation to (i) our business plan, (ii) alterations to our authorized share capital, (iii) strategic initiatives, growth plan and investment initiatives and (iv) any investment or disposal above R$700 thousand (B)annual review of (i) our financial initiatives, including as regards to marketable securities (ii) the financial implications of our financial strategy and(iii) our policy of dividends, and (C) periodical supervision and review of (i)  necessary financing to our investments or activities above R$700 thousand and (ii) our access to the capitals market.

12.9 – Existence of marital relationship, stable union or kinship up to 2nd. degree related to officers of the issuer, subsidiaries and controllers

Mr. Eduardo S. Elsztain (No CFP for being foreigner), Chairman of the Board of Directors of BrasilAgro, is the brother (1st degree of consanguinity) of Mr. Alejandro G. Elsztain (CPF: 232.445.688-58), Effective Member of the Board of Directors.

12.10 – Relations of subordination, services rendering or control between the officers and subsidiaries, controllers and others

The counselor Mr. Eduardo S. Elsztain has direct and indirect equity interest of 29.41% of IFIS Limited which, on its turn, holds 100% of the share capital of IFISA, which holds 37.02% of the share capital of Cresud, shareholder integrating the company’s controlling group and which appointed to the Board of Directors. The counselors Mr. Alejandro G Elsztain and Saul Zang have also been appointed by the controlling group to the

Board of Directors. According to the Company’s By Laws, the Board of Directors is entitled to elect and dismiss the Company’s officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 23, 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer